CURATIVE HEALTH SERVICES


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CURATIVE
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ANNUAL REPORT 2002



letter to shareholders

Dear Fellow Shareholders,

Curative Health Services had an outstanding 2002 as measured by patient care success, revenue growth, profitability and cash flow. For the year, we earned $1.10 in earnings per diluted share from operations on a record $139 million in revenues and generated a one-time capital gain of $0.09 from the sale of our venture capital stake in Accordant Health Services to bring total earnings per diluted share to $1.20. These results are in sharp contrast compared with 2001 where we reported a loss of ($3.09) due to multiple charges and one-time legal costs. This year truly marked a significant turning point for the Company and this was made possible by the combined efforts of the entire Curative Health Services team.

Importantly, we exited the year well-positioned for future expansion as our acquisition strategy in our Specialty Pharmacy Services (SPS) business has quickly elevated us to a national competitive position in this high-growth market where we are engaged in the distribution of biotech pharmaceuticals. In fact, SPS is now clearly the dominant part of our enterprise and will likely represent more than 80% of our revenues in 2003.

All of this is quite a change compared with 2001 when our wound care business represented the majority of our activities and Curative was a nascent specialty pharmacy competitor with our activities nearly solely focused on the distribution of blood clotting factor for persons with Hemophilia. A string of acquisitions this past year served to expand our substantial offerings to Synagis® and IVIG, along with creating a national footprint for our business. These acquisitions have met with success both strategically as well as having added to earnings in all cases.

In broad terms, it is our objective to rapidly build a several hundred million dollar specialty pharmacy network—delivering life saving and life improving biotech pharmaceutical products to patients at an overall savings to the health care system, and at the same time generating high returns for shareholders.

— In pharmacy we intend to build critical mass in a narrow number of attractive therapies both through organic growth and through acquisition so that we are highly competitive in categories where high-quality service counts for better margins.
— We will focus on acquisitions that expand our geographic presence, or build scale in an existing therapy, or establish our entry into a new and attractive market in these selective infusables and injectables, thereby adding diversification to our successful Hemophilia business.
— We are making a significant investment in pharmacy sales and marketing infrastructure with the intention to methodically bring about above market-trend rates of organic growth.
— It is a high priority to provide for and manage corporate services such as Finance, Information Technology, Human Resources, Compliance and Legal to enable the high rates of growth we are planning on going forward. Significant investment in 2002 will continue this year and beyond.
— Finally we must be vigilant in seeking efficiencies as we face inevitable competitive and reimbursement pressures.

Your management team collectively works very hard at accomplishing these strategic imperatives. Having been your CEO for more than a year, I can assure that all of us take our responsibility to our shareholders and our other stakeholders very seriously. We very much appreciate your support and confidence as we move ahead.

All the Best,

Joe Feshbach
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

X Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission File Number: 000-19370

Curative Health Services, Inc.
(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	41-1503914 (I.R.S. Employer Identification Number)

150 Motor Parkway
Hauppauge, New York 11788
(Address of principal executive offices)

(631) 232-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):
Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant, as of June 30, 2002, was approximately $189 million (based on the last sale price of such stock as reported by the Nasdaq National Market).

As of March 14, 2003, there were 12,167,034 shares of the Registrant's Common Stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Form 10-K is incorporated by reference to portions of our definitive proxy statement for our 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission on or before April 28, 2003.

PART I

Item 1. Business

Overview

Business of Curative Health Services, Inc.

Curative Health Services, Inc., through its two business units, seeks to deliver high-quality results and exceptional patient satisfaction for patients experiencing serious or chronic medical conditions. Our Specialty Pharmacy Services business unit provides pharmacy products to patients with chronic and critical disease states and related services to help these patients manage the health care process. Through our Specialty Pharmacy Services business unit, we purchase various pharmaceutical products, including both biopharmaceuticals (biological products, e.g., hemophilia factor), as well as pharmaceuticals (i.e., drugs), from suppliers and then contract with insurance companies and other payors to provide direct to patient distribution of, education about, reimbursement and other support services, including the provision or coordination of injection or infusion services, related to these biopharmaceutical and pharmaceutical products. Further, as part of our Specialty Pharmacy Services operations, we provide biopharmaceutical and pharmaceutical product distribution and support services under contract with retail pharmacies. The biopharmaceutical and pharmaceutical products distributed and the injection or infusion therapies offered by us are used by patients with chronic or severe conditions such as hemophilia, respiratory syncytial virus, immune system disorders, rheumatoid arthritis, hepatitis C and multiple sclerosis, post chemotherapy and growth hormone deficiency. We have contracts with 283 payors and 16 retail pharmacies. Our Specialty Pharmacy Services business unit provides services directly to patients and caregivers and delivers its products via overnight mail or courier, retail pharmacy and through its community-based representatives.

Our Specialty Healthcare Services business unit is a leading disease management company in chronic wound care management. Our Specialty Healthcare Services business unit manages, on behalf of hospital clients, a nationwide network of Wound Care Center® programs that offer a comprehensive range of services for treatment of chronic wounds. Our Wound Management Program™ consists of diagnostic and therapeutic treatment procedures which are designed to meet each patient's specific wound care needs on a cost-effective basis. Our treatment procedures are designed to achieve positive results for wound healing based on our significant experience in the field. We maintain a proprietary database of patient results that we have collected since 1988 containing over 375,000 patient cases. Our treatment procedures, which are based on our extensive patient data, have allowed us to achieve an overall rate of healing of approximately 85 percent for patients completing therapy. Our Wound Care Center network consists of more than 90 outpatient clinics located on or near campuses of acute care hospitals in 30 states.

We were incorporated in the State of Minnesota in 1984 under the name Curatech, Inc. We changed our name to Curative Technologies, Inc. in March, 1990 and to Curative Health Services, Inc. in June, 1996. Our principal executive offices are located at 150 Motor Parkway, Hauppauge, New York 11788, telephone number (631) 232-7000.

Specialty Pharmacy Services Business Unit

Our Specialty Pharmacy Services business unit provides high cost, injectable or infusable biopharmaceutical and pharmaceutical products to patients with chronic health conditions for which there is no known cure and to patients with critical disease states. The services provided by our Specialty Pharmacy Services business unit include patient education and instruction regarding the administration of their medications, monitoring of patient compliance with suppliers' guidelines, specialized delivery services, including refrigerated overnight mail, courier or community liaison delivery services, patient and community advocacy and reimbursement services for or on behalf of patients, retail pharmacies and payors.

Our Specialty Pharmacy Services business unit purchases biopharmaceutical and pharmaceutical products from suppliers and then contracts with insurance companies and other payors to provide direct to patient distribution, injection or infusion services and education about such products. In addition, we offer or coordinate injection or infusion services for patients with respiratory syncytial virus and immune system disorders. Our Specialty

Pharmacy Services revenues are derived primarily from fees paid by the payors under these contracts for the distribution of these biopharmaceuticals and pharmaceuticals and for the injection or infusion services provided. In addition, as part of our Specialty Pharmacy Services operations, we provide biopharmaceutical and pharmaceutical product distribution and support services under contracts with retail pharmacies for which we receive product supply and related service fees. The biopharmaceutical and pharmaceutical products distributed and the injection or infusion therapies offered by us are used by patients with chronic conditions such as hemophilia, respiratory syncytial virus, immune system disorders, rheumatoid arthritis, hepatitis C, multiple sclerosis, post chemotherapy and growth hormone deficiency.

Financial information with respect to the Specialty Pharmacy Services business unit, including information concerning revenues, profit or loss and total assets may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note M to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Specialty Pharmacy Services - Disease Markets and Products

The specialty pharmacy industry has developed as the approval of new biopharmaceutical and pharmaceutical products has expanded. These specialty products require temperature sensitive storage and delivery, patient education, training and monitoring in their proper use and require the patient to inject or infuse the product. The principal patient disease states we service are hemophilia, respiratory syncytial virus, immune system disorders, rheumatoid arthritis, hepatitis C, multiple sclerosis, post chemotherapy and growth hormone deficiency. The biopharmaceutical and pharmaceutical products we provide and the injection or infusion services we offer to treat these diseases are high cost, require special dispensing and temperature sensitive delivery and are administered by the patient or by a nurse or physician through injections or infusions. A discussion of the disease states we service and products we offer follows.

Hemophilia. Hemophilia is a genetically inherited, and currently incurable, bleeding disorder resulting from a deficiency in the bloodstream of a plasma protein, called factor, which helps the blood to clot. These blood-clotting factors are essential in helping to cease the bleeding after a cut or injury and preventing spontaneous bleeding. There are two types of hemophilia: hemophilia A and hemophilia B. Hemophilia A, which represents approximately 80 percent of the hemophiliac population, is the result of a deficiency of factor VIII, while hemophilia B is the result of a deficiency of factor IX. The greater the deficiency of these plasma proteins, the greater the severity of the disease, measured as mild, moderate or severe.

It is estimated that there are 20,000 to 25,000 persons, predominantly male, in the United States that suffer from hemophilia and that 60 percent suffer from a severe form of the disease. Treatment of hemophilia involves intravenously infusing the missing clotting factor in order to replace deficient proteins. The two types of clotting factor currently available include non-recombinant, made from human blood plasma, and recombinant which is laboratory produced and contains no human plasma. Patients with severe hemophilia may require weekly injections of clotting factor or more frequently when episodes of bleeding occur. Patients with less severe forms of hemophilia may only require clotting factor treatment after bleeding starts or before participating in an activity having a high risk of injury.

Our Specialty Pharmacy Services business unit provides hemophilia patients with both factor VIII and factor IX blood clotting products under prescription from a physician.

Respiratory Syncytial Virus ("RSV"). RSV is a highly contagious virus that most commonly infects infants between the ages of one and two. The virus begins with indications similar to the common cold that progress into more severe symptoms, affecting the lower respiratory system where bronchiolitis and pneumonia can develop. It is estimated that more than 100,000 children nationwide are hospitalized each year with the virus. Synagis®, a drug manufactured by MedImmune Inc., is the most widely used treatment for the prevention of serious lower respiratory tract diseases caused by RSV. The treatment is administered through intramuscular (i.e., into the muscle) injections, at least once monthly, during the virus' peak season (from September through April). We believe that within the past few years, a substantially reduced number of hospitalizations associated with the virus, as well as the decrease in the mortality rate for infants, currently at two percent, is due to improved treatments, including Synagis®. Our Specialty Pharmacy Services business unit offers Synagis® to patients through injections in a location most convenient for the patient, either at a physician's office, the patient's home or at local clinics.

Immune System Disorders. The immune system acts as a natural defense system that recognizes foreign substances, such as bacteria and viruses, as being different from the body's own tissues. A healthy immune system allows the body to fight off infections while an unhealthy immune system, or immune system disorder, is the failure to protect the body from things that, under healthy and normal conditions, would be considered routine. Such a disorder occurs when the body treats its own tissues and cells as if they were foreign, prompting the immune system to produce antibodies that destroy those tissues and cells. Treatment of immune disorders typically consists of intravenous immune globulins ("IVIG") which are concentrated levels of antibodies derived from pooled human plasma designed to strengthen the immune system. Today there are approximately 10,000 patients nationwide that require such injectable drugs used to treat the various types of chronic diseases that affect the immune system. Our Specialty Pharmacy Services business unit operates an intravenous infusion center in Texas and offers to treat or arrange for the treatment of patients in their homes by direct or contract nursing services.

Rheumatoid arthritis. Rheumatoid arthritis is a chronic inflammatory disease of the synovium, or lining of the joint, that results in pain, stiffness, swelling, deformity and loss of function in the joints as cartilage and bone is destroyed. This inflammation is most common in the hands and the feet. It is estimated that 2.5 million people in the United States have rheumatoid arthritis. The treatment of rheumatoid arthritis involves specialty biopharmaceuticals and pharmaceuticals. Our Specialty Pharmacy Services business unit provides to patients, under a physician's prescription, specialty anti-inflammatory biopharmaceuticals and pharmaceuticals to treat the symptoms of rheumatoid arthritis, such as Enbrel®, generally taken several times weekly, and Remicade®, an infused therapy generally taken bi-monthly and administered in a physician's office.

Hepatitis C. Hepatitis C is a blood-borne infection that can attack and damage the liver. The hepatitis C virus is spread predominately through contact with infected blood and can lead to cirrhosis, liver cancer or liver failure. Hepatitis C is the principal reason for liver transplant and affects an estimated four million persons in the United States, of which approximately 200,000 are presently receiving treatment. It is characterized by a consistent elevation of liver enzymes. There is currently no cure or vaccination for hepatitis C. Our Specialty Pharmacy Services business unit provides to patients, under a physician's prescription, hepatitis C treatments such as PEG-Intron®, Rebetron® and Rebetol®.

Multiple sclerosis. Multiple sclerosis is a chronic disease of the central nervous system for which neither a cause nor a cure is currently known. The central nervous system is made up of nerves that act as the body's messenger system. Nerves are protected by substances called myelin, which insulate the nerves and aid in the transmission of nerve impulses, or messages between the brain and other parts of the body. In patients with multiple sclerosis, the body's immune cells enter the brain and spinal cord and attack the protective myelin covering. Once the myelin is gone and replaced with scar tissue, a process called demyelination, nerve impulses sent throughout the central nervous system can become disrupted. The brain then becomes unable to properly send and receive messages. The type and severity of multiple sclerosis varies by the location and the extent of demyelination. It is estimated that 250,000 persons in the United States have multiple sclerosis. In recent years, the Food and Drug Administration ("FDA") has approved several biopharmaceutical and pharmaceutical products that have been shown to help slow the progression of multiple sclerosis, including Avonex®, Betaseron®, Copaxone® and Rebif®. Our Specialty Pharmacy Services business unit provides these products, under prescription from a physician, to patients with multiple sclerosis.

Post chemotherapy. Post chemotherapy patients often develop fatigue, anemia and susceptibility to infection as the result of their cancer treatments. Approximately 70 percent of all cancer patients receiving chemotherapy treatments experience fatigue and anemia. Anemia is caused by the destruction of red blood cells that occurs during chemotherapy. Red blood cells carry hemoglobin, which transports oxygen to cells and organs. Once depleted of red blood cells, the body is then unable to adequately transport oxygen and fatigue results. White blood cells assist the body in staving off infection. A depletion of white blood cells occurs in cancer patients who receive chemotherapy treatments. Our Specialty Pharmacy Services business unit provides to patients, under a physician's prescription, post chemotherapy treatments such as Epogen® and Procrit® to treat red blood cell deficiency and Neupogen® to treat white blood cell deficiency.

Growth hormone deficiency. Growth hormone deficiency occurs when the pituitary gland produces growth hormones in inadequate amounts or not at all. There are an estimated 15,000 to 20,000 children in the United States that have some form of growth failure as the result of growth hormone deficiency. Growth hormone deficiency is highly treatable by frequently injecting synthetic forms of growth hormones. Growth rates are usually rapid after treatment starts, which may be noticeable to the child and parents in three to four months. This rapid growth rate slowly declines over time, but it continues to be greater than would occur without treatment. Our Specialty Pharmacy Services business unit provides to patients, under a physician's prescription, growth hormone treatments such as Humatrope® and Nutropin®.

Specialty Pharmacy Services - Product Distribution
We distribute our products by overnight mail or courier, retail pharmacy and through our community based representatives. A significant portion of the biopharmaceuticals and pharmaceuticals we deliver require specialized handling, including refrigeration. The products we ship include the drugs, educational materials and any supplies necessary for the patient to administer the medication. Our products are shipped from our various wholesale or retail pharmacies or from one of the retail pharmacies with which we contract. In addition, Specialty Pharmacy Services provides or coordinates injection or infusion services needed for certain of its products. These injection or infusion services are administered by nursing staff or contracted agencies, both in a home care setting and in our infusion suite.

Specialty Pharmacy Services - Product Suppliers
Our Specialty Pharmacy Services business unit obtains the products it offers directly from manufacturers and from wholesale distributors. We purchase our hemophilia-related products from five suppliers with whom we have supply arrangements, our Synagis® from a sole source supplier, MedImmune, Inc., and our IVIG from multiple suppliers.

Some of the products that we distribute, such as factor VIII blood clotting and IVIG products, have experienced shortages in the recent past. Suppliers were unable to increase production to meet rising global demand. This shortage has recently ended, and while supply has significantly increased, demand continues to grow. Although we cannot be certain, we believe that under our arrangements with suppliers, we will have adequate supply of the products we offer to serve our existing patients and to add new patients in 2003. Other non-hemophilia related injectable products we offer are purchased directly from manufacturers or through wholesalers.

Specialty Pharmacy Services - Strategy
Our Specialty Pharmacy Services business unit's strategy is to achieve growth by adding new patients both through growth at our existing operations and through acquisitions of complementary businesses. Each year, many new patients are diagnosed with the disease states we service, thus creating market opportunity for organic growth, and as new drugs are approved that require the specialized services we offer, our service opportunities are potentially expanded. Additionally, many smaller suppliers of specialty pharmaceuticals are seeking partnerships or to be acquired to better supply and service their patients. Our Specialty Pharmacy Service business unit's strategy is to take advantage of these opportunities as they present themselves.

On January 8, 2002, we acquired Hemophilia Access, Inc., a Nashville, Tennessee, provider of pharmaceuticals, therapeutic supplies and disease management services to people with hemophilia and related bleeding disorders. On February 28, 2002, we acquired Apex Therapeutic Care, Inc., a Los Angeles, California, based provider of biopharmaceutical products, therapeutic supplies and disease management services to people with hemophilia and related bleeding disorders. On June 28, 2002, we acquired Infinity Infusion Care, Ltd., a Houston, Texas based distributor of specialty pharmaceuticals and a provider of infusion therapy services. On October 23, 2002, we acquired the specialty pharmacy business and certain related assets of Home Care of New York, Inc., a specialty pharmacy and home infusion company with operations in New York. On November 22, 2002, we acquired OptCare Plus, Inc., a Woodbridge, Virginia, based specialty pharmacy dispensing biological medications, such as hemophilia clotting factors, and providing complete pharmacy services, clinical and reimbursement support services to chronic disease communities, primarily in Virginia, Maryland and District of Columbia. See Note D to our consolidated financial statements included elsewhere in this Annual Report.

Specialty Pharmacy Services - Marketing
We have assembled an industry-experienced sales force to effect its internal growth strategy. The marketing and sales efforts are divided into two categories: hemophilia and specialty. In connection with its hemophilia services, Specialty Pharmacy Services has approximately 36 service representatives servicing its approximately 500 hemophilia patients. Led by a Vice President of Sales and Marketing for Hemophilia, this group is responsible for ensuring that patients receive their products, educational materials, reimbursement and other support services timely, as well as increasing the patient base it serves. In connection with its other specialty products, Specialty Pharmacy Services seeks to add new managed care and other payor contracts through its business development managers and to inform physicians of the benefits of its services through its staff of account managers and salespersons. Led by a Vice President of Sales and Marketing for Specialty, this group is expected to provide Specialty Pharmacy Services with new contracting opportunities with payors and to expand the sales of the products and services Specialty Pharmacy Services offers into new geographies.

Specialty Pharmacy Services - Payors
In 2002, the Specialty Pharmacy Services business unit recorded the majority of its revenues from three disease states: hemophilia (approximately 81 percent) for which we provide both factor VIII and factor IX blood clotting products, RSV (approximately eight percent) for which we offer Synagis®, and immune system disorders (approximately six percent) which are typically treated with IVIG. We currently have contracts with 283 payors and 16 retail pharmacies. The payors we contract with or whose patients we ship to are typically large health maintenance organizations, major health insurers, physician practices or government agencies. The services we provide include specialized direct shipping of products to the patient, coverage preauthorizations, distribution of educational materials to help patients with their disease and other support services. The following provides approximate percentages of our Specialty Pharmacy Services' patient revenues for the years ended December 31:

	2002	2001
Private payors	37.1%	61.4%
Medicaid	54.1%	35.7%
Medicare	8.8%	2.9%

Specialty Pharmacy Services - Reimbursement
The profitability of our Specialty Pharmacy Services operations depends in large part on the reimbursement we (in our retail pharmacy capacity) or our customers (in our wholesale pharmacy capacity) receive from third-party payors. In recent years, competition for patients, efforts by traditional third-party payors to contain or reduce health care costs and the increasing influence of managed care payors, such as health maintenance organizations, have resulted in reduced rates of reimbursement for health care providers and suppliers. If these trends continue, they could harm our business. In addition, we and our customers seek reimbursement from third-party payors for the cost of drugs and related medical supplies that we distribute. Changes in reimbursement policies of private and governmental third-party payors, including policies relating to Medicare, Medicaid and other federally funded programs, could reduce the amounts reimbursed to us or to these customers for our products and, in turn, the amount we receive from these payors or that our customers would be willing to pay for our products and services.

Our Specialty Pharmacy Services business unit has developed expertise in reimbursement for the products it distributes. Prior to shipping product, authorization from the patient's health care payor is obtained and coverage is determined, easing the process for the patients and avoiding billing disputes with payors which might otherwise occur.

Many government payors, including Medicare and Medicaid, as well as some private payors, pay us directly or indirectly based upon a drug's average wholesale price ("AWP"). If a drug's AWP declines, and if we are unable to recoup the full amount of such decline from our customers, we will lose revenues. Biopharmaceutical products, including hemophilia factor, are included as part of this drug reimbursement methodology. AWP for most drugs is compiled and published by private companies, such as First DataBank, Inc., from information provided by manufacturers. Various federal and state government agencies have been investigating whether the reported AWP of many drugs, including some that we sell, is an appropriate or accurate measure of the market price of the drugs. As reported in the "Wall Street Journal," there are also several whistleblower lawsuits pending against various drug manufacturers in connection with the appropriateness of the manufacturer's AWP for a particular drug. These government investigations and lawsuits involve allegations that manufacturers reported artificially inflated average wholesale prices of various drugs to First DataBank, which, in turn, reported these prices to its subscribers, including many state Medicaid agencies who then included these average wholesale prices in the state's reimbursement policies. In 2001, Bayer Corporation, an occasional supplier of hemophilia factor to us, agreed to pay $14 million in a settlement with the federal government and 45 states in order to close an investigation regarding these charges.

In February 2000, First DataBank published a Market Price Survey of 437 drugs, which was significantly lower than the historic AWP price for a number of the clotting factor and IVIG products that we sell. Consequently, a number of state Medicaid agencies have revised their payment methodology as a result of the Market Price Survey. Although the Centers for Medicare and Medicaid Services ("CMS") had also announced that Medicare fiscal agents should calculate the amount that they pay for Medicare claims for certain drugs by using the lower prices on the First DataBank Market Price Survey, the proposal to include clotting factor in the lower Medicare pricing was withdrawn. CMS has announced that it will seek legislation that would establish payments to cover the administrative costs of suppliers of clotting factor as a supplement to a lower average wholesale pricing for hemophilia factor.

On September 21, 2001, the United States House Subcommittees on Health and Oversight & Investigations held hearings to examine how Medicare reimburses providers for the cost of drugs. In conjunction with that hearing, the United States General Accounting Office issued its Draft Report recommending that Medicare establish payment levels for part-B prescription drugs and their delivery and administration that are more closely related to their costs, and that payments for drugs be set at levels that reflect actual market transaction prices and the likely acquisition costs to providers. On March 14, 2002, the Senate Finance Committee's Subcommittee on Health conducted a hearing on Medicare drug reimbursement issues, including AWP. This hearing reflects Congress' interest in possibly changing the manner in which the government reimburses providers for drugs.

More recently, on January 10, 2003, the United States General Accounting Office issued a report on Medicare payment for blood clotting factor finding that, similar to earlier findings about other drugs Medicare pays for, in 2001, Medicare's payment for blood clotting products exceeded the actual acquisition costs of providers. The government's inquiries and the changes occurring in the reporting of AWP and its related effects on Medicare and Medicaid prices could have a negative effect on our business. For example, if the reduced AWP published by First DataBank for the drugs that we sell are ultimately adopted as the standard by which we are paid by government payors or private payors, this could have an adverse effect on our business, including reducing the pricing and margins on certain of our products.

Specialty Pharmacy Services - Competition
The specialty pharmacy industry is highly competitive. Our competitors include other specialty pharmacy companies, prescription benefit managers, retail chain pharmacies, mail order and hospital based pharmacies. National competitors include Accredo Health, Caremark Rx, Priority Healthcare and Chronimed. The Specialty Pharmacy Services business unit competes in areas such as quality of service, pricing, reliability and availability of pharmacists and patient service representatives on an around-the-clock basis. The competitive strategy of the Specialty Pharmacy Services business unit is to stay close to and maintain a strong relationship with, on an individual basis, its patient and payor customer base.

Specialty Healthcare Services Business Unit

Our Specialty Healthcare Services business unit is a leading provider of wound care management services. Our Specialty Healthcare Services business unit manages, on behalf of hospital clients, a nationwide network of Wound Care Center programs that offer a comprehensive range of services for treatment of chronic wounds.

Financial information with respect to the Specialty Healthcare Services business unit, including information concerning revenues, profit or loss and total assets may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note M to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Specialty Healthcare Services - Market

Market Overview. Chronic wounds are common in patients with diabetes and venous stasis disease, as well as patients who are immobilized and afflicted with pressure sores. A chronic wound generally is a wound which shows no signs of significant healing in four weeks or has not healed in eight weeks. The healing of a wound is dependent upon adequate blood flow to stimulate new cell growth and combat infection. When adequate blood flow does not occur, the healing process is retarded, often resulting in a chronic wound that can last for months or years. Without effective treatment, a chronic wound may lead to more severe medical conditions, such as infection, gangrene and amputation, which are costly to payors and impede the quality of life for the patient.

According to *Chronic Wound Care: U.S. Markets for Wound Management Products (Medical Data International, 1997),* it is estimated that at least six million people suffer from chronic wounds in the United States. Of the six million people with chronic wounds, an estimated three million have pressure sores, over two million have diabetic ulcers and over one million suffer from venous stasis ulcers. Diabetic ulcers are responsible for 60,000 limb amputations each year, accounting for more than half of all such procedures not related to trauma. Venous stasis disease and pressure sores often afflict the elderly, who constitute the most rapidly growing segment of the U.S. population and account for a disproportionately large share of total U.S. health care expenditures. It is estimated that the wound care segment of the U.S. health care industry generated $5 billion in expenditures in 1997. It is also anticipated that the wound care market will continue to grow due to the aging population and the increasing incidence of health disorders, such as diabetes, which may lead to chronic wounds.

Traditional Approach to Chronic Wound Care. Traditional chronic wound care treatment, which is typically administered by a primary care physician, relies principally on cleansing and debriding the wound, controlling infection with antibiotics and protecting the wound. For example, topical or oral antibiotics are administered to decrease the bacterial count in the wound, protective dressings are used to decrease tissue trauma and augment repair and various topical agents are applied that chemically cleanse the wound and remove wound exudate. These passive treatments do not directly stimulate the underlying wound healing process. In many cases, the patient may have to see a number of health care professionals before effective treatment is received. In addition, under this traditional care model, patients must manage their own care, which often leads to non-compliance and treatment failure which may lead to infection, gangrene and amputation. Although wound care programs have begun to evolve to more specialized and aggressive treatment regimens, we believe that a significant medical need and market opportunity exists for products and services that improve and accelerate the wound healing process.

Specialty Healthcare Services - The Curative Approach to Chronic Wound Care

Our Specialty Healthcare Services Wound Management Program is a comprehensive array of diagnostic and therapeutic treatment regimens with all the components of care necessary to treat chronic wounds. The Wound Management Program is administered primarily through Specialty Healthcare Services' nationwide network of Wound Care Centers. We believe the Wound Management Program provides a better approach to chronic wound management than the traditional approach, which we believe lacks comprehensive wound programs, effective technology, positive outcomes and cost efficiency. Each Wound Management Program offers its patients an inter-disciplinary team of health care professionals, including a medical director, surgeon, nurse, case manager, nutritionist and endocrinologist.

In most cases, patients arriving at a Wound Care Center program have been treated with traditional wound healing techniques but continue to suffer from chronic wounds. In some cases, patients come to a Wound Care Center program after they have received an opinion from their primary physician that limb amputation may be required. In a retrospective review of Specialty Healthcare Services' clinical database for the nine-year period 1991-1999, it was determined that 15,922 patients treated under Specialty Healthcare Services' Wound Management Program had been recommended for amputation by a physician. After being treated under Specialty Healthcare Services' Wound Management Program, 13,704 patients, or approximately 86 percent, did not require a limb amputation. Further, the literature published on the cost of amputation documents that an amputation and related health care costs are $43,100 to $63,100 per patient amputation. Specialty Healthcare Services believes that this demonstrates the impact that Specialty Healthcare Services' Wound Management Program has on reducing health care costs and improving the quality of life. Upon the commencement of treatment under our Wound Management Program, medical personnel conduct a systematic diagnostic assessment of the patient. Specialized treatment protocols are then established for the patient, based on the underlying cause of the wound and the unique status of the patient. After the assessment phase, the course of treatment in the Wound Management Program may include revascularization, infection control, wound debridement, skin grafting, nutrition, protection devices, patient education, referrals and effective management of care through patient/provider communications.

To measure the effectiveness of our Wound Management Program, Specialty Healthcare Services has developed a functional assessment scoring system to measure the healing of a wound. Under this system, a chronic wound is considered healed when (i) it is completely covered by epithelium (i.e., a membranous cellular tissue that covers and protects a wound as it heals), (ii) maturing skin is present in the wound, (iii) there is minimal drainage from the wound, (iv) the wound requires only a protective dressing, and (v) the limb involved is functional. We have a proprietary database of patient outcomes that has been collected since 1988 containing approximately 375,000 patient records which indicate an overall healing rate of approximately 85 percent for patients completing therapy. In a meta-analysis entitled, "Healing of Diabetic Neuropathic Foot Ulcers Receiving Standard Care," and published in the May, 1999, issue of "Diabetes Care," internationally renowned wound care experts and researchers, David J. Margolis, M.D., and Jesse A. Berlin, S.C.D., studied a population of wound patients to determine the percentage who could be expected to heal within a defined period, after receiving what the authors defined as "good wound care." That study concluded that, "After 20 weeks of good wound care, 31 percent of diabetic neuropathic ulcers heal." Specialty Healthcare Services conducted a shadow analysis to compare healing rates of patients treated at our managed Wound Care Centers against the results of Margolis et al meta-analysis. Using the clinical database, we replicated the methodology and stratified the data to identify and compare patients with the same wound etiologies and treatment times as those in the meta-analysis. Our shadow analysis concluded that the Wound Care Center programs achieved a 61 percent healing outcome rate for patients with neuropathic ulcers in 20 weeks of treatment while the healing outcome rate in the meta-analysis was 31 percent. Therefore, our Wound Care Center programs were almost twice as effective in healing wounds as compared with the results from the meta-analysis.

A unique aspect of Specialty Healthcare Services' Wound Management Program, prior to June 2001, was the use of Procuren®, a wound healing agent which was used to treat approximately six percent of patients. Procuren® was a naturally occurring complex mixture of several growth factors. Growth factors have been shown to promote the growth of skin, soft tissue and blood vessels. Procuren® was produced by stimulating the release of growth factors from platelets contained in the patient's own blood. Blood was taken from the patient at the treatment center and then sent to a Specialty Healthcare Services-operated blood processing facility located in the same state where the patient's blood was drawn. To produce Procuren®, Specialty Healthcare Services separated the platelets from the remainder of the blood sample. Thrombin, a substance in the body that is active in the wound healing process, was added to the platelets, causing the platelets to release growth factors. The platelet shells were discarded and the growth factors were diluted and placed in a buffered solution which was frozen until used. When required as part of the patient's wound care treatment program, Procuren® was applied topically to the wound area by soaking a gauze dressing in the Procuren® solution and covering the wound area with the gauze. On January 2, 2001, we sold our Procuren® operations to Cytomedix, Inc. Under the terms of the agreement, Cytomedix acquired the assets associated with the Procuren® operations and became the exclusive manufacturer of Procuren®, while Specialty Healthcare Services retained exclusive distribution rights for Procuren® in the United States. In May 2001, Cytomedix notified us that due to its financial difficulties, Cytomedix would discontinue offering Procuren® effective June 2001. Procuren® is no longer offered at Specialty Healthcare Services' Wound Care Center programs.

Specialty Healthcare Services - Strategy
Our Specialty Healthcare Services business unit's objective is to enhance its position as a leading disease management company in the chronic wound care market. Specialty Healthcare Services' growth strategy is to continue to improve and refine the Wound Management Program while broadening its delivery models to cover the entire continuum of care for wound management. Key elements of this strategy include:

Continue to Develop Specialty Healthcare Services' Nationwide Network of Outpatient Wound Care Center Programs. We intend to continue pursuing additional outpatient Wound Care Center programs on or near the campuses of acute care hospitals. As the result of terminations and non-renewals of contracts, Specialty Healthcare Services has seen a significant decline in the number of Wound Care Center programs it manages. Since December 2000, the total number of management contracts has declined from approximately 120 to 90 as of the end of 2002. Contract terminations have been effected for such reasons as reduced reimbursement, financial restructuring, bankruptcies or hospital closings. Additionally, Specialty Healthcare Services believes that hospitals choose to terminate or not renew contracts based upon decisions to terminate their programs or to operate them internally.

Specialty Healthcare Services currently manages approximately 90 outpatient Wound Care Center programs and believes there is opportunity for growth. Specialty Healthcare Services has identified over 300 additional markets in the United States which it believes has the population necessary to support a dedicated wound care program. We believe hospitals are continually seeking low-cost, high-quality solutions to wound management, such as those provided by Specialty Healthcare Services. In addition, we believe the Wound Management Program enables its hospital clients to differentiate themselves from their competitors through better wound care treatment outcomes, reduced costs due to decreased inpatient lengths of stay and increased revenue through the introduction of new patients. As a result, we believe there is a significant opportunity for Specialty Healthcare Services to continue to expand its Wound Care Center operations through affiliation with acute care hospitals.

In October 2002, we signed a multi-year contract with VHA, Inc. ("VHA"), a cooperative representing more than 2,200 leading community-owned health care organizations and their affiliated physicians. Under this agreement, we will offer wound management services to VHA members which comprise 25 percent of the community-owned hospitals in the United States, including many of the nation's largest and most respected institutions.

Develop New Service Models to Enhance Market Penetration. We are actively developing new service models in new health care delivery settings, such as inpatient programs for acute care hospitals and long-term care facilities (e.g., nursing homes and long-term acute care hospitals). These new service models are being operated as a service to existing hospital customers. Pressure sores, the most common form of chronic wound, usually occur among nursing home, acute care and home care patients due to the sedentary lifestyle associated with those care settings. As we further develop our inpatient service models, we believe we will become more capable of penetrating the large pressure sore market.

Provide a Comprehensive Managed Care Product. Specialty Healthcare Services believes that wound care represents a significant cost to managed care organizations and that Specialty Healthcare Services has the ability to provide a variety of services to managed care payors. These services may include, among others, case management, accreditation services and other tools necessary to effectively manage wound care patients. With its Wound Management Program and increasing presence in multiple health care delivery settings, Specialty Healthcare Services can offer managed care payors a relationship which we believe will provide better patient healing outcomes and more cost-effective services for subscribers.

Enhance Specialty Healthcare Services' Wound Management Program. Specialty Healthcare Services currently offers a unique Wound Management Program which includes assessment, vascular studies, revascularization, infection control, wound debridement, growth factor therapy, skin grafting, nutrition, protection devices, patient education, referrals and effective management of care through patient/provider communications. Specialty Healthcare Services is continually exploring and seeking advances in wound care management services and products which could enhance its current Wound Management Program. Specialty Healthcare Services is actively pursuing such advances through the continuous development of its current services and the consideration of acquisition opportunities and co-marketing arrangements with other providers of wound care products and services. Specialty Healthcare Services' current service offerings include furnishing hyperbaric oxygen services to interested hospital partners, forming alliances with companies marketing new wound care technologies and developing clinical research capabilities for the wound care center network.

Expand Into Other Disease Management Areas. Longer term, Specialty Healthcare Services is considering capitalizing on its disease management expertise by expanding its services into other disease management areas to meet the growing continuum of health care needs of patients and providers. We believe that there is a significant market potential for the delivery of other disease management services through its existing network of Wound Care Centers. The possibilities for expansion of our disease management services include the treatment of chronic wound related diseases, as well as non-chronic wound related diseases.

Specialty Healthcare Services - Wound Care Operations

Specialty Healthcare Services' wound care operations offer health care providers the opportunity to create specialty wound care departments designed to meet the needs of chronic wound patients. The initial focus of Specialty Healthcare Services' wound care operations has been hospital outpatient Wound Care Center programs. Specialty Healthcare Services is currently expanding its programmatic approach to wound care to inpatient settings, such as acute care hospitals and long-term care facilities. In these settings, Specialty Healthcare Services offers an inter-disciplinary approach to the treatment of chronic wounds in the inpatient settings to complement existing hospital Wound Care Center programs.

Hospital Outpatient Wound Care Centers. Outpatient Wound Care Center programs, located on or near the campuses of acute care hospitals, represent Specialty Healthcare Services' core business. A typical hospital outpatient Wound Care Center consists of approximately 2,500 square feet of space, comprised of four to eight exam rooms, a nursing station and physician and administrative offices. These Wound Care Center programs are designed to deliver all necessary outpatient services for the treatment of chronic wounds, with the hospital providing any inpatient care such as revascularization or surgical debridement.

Specialty Healthcare Services currently offers its hospital clients two outpatient Wound Care Center models, a management model and an "under arrangement" model, with a primary focus on developing management models. The differences between these two models relate primarily to the employment of the clinical staff at the Wound Care Center program and the basis for the management fees paid to Specialty Healthcare Services. In the management model, generally our only employee at the Wound Care Center program is the center's Program Director, and Specialty Healthcare Services generally receives a fixed monthly management fee or a combination of a fixed monthly management fee and a variable case management fee. In the "under arrangement" model, we employ all of the clinical and administrative staff (other than physicians) at the Wound Care Center program, and Specialty Healthcare Services generally receives fees based on the services provided to each patient. In all other material respects, the two models are identical. In both models, physicians remain independent, and Specialty Healthcare Services recruits and trains the physicians and staff associated with the Wound Care Center. The physicians providing services at a Wound Care Center program are recruited by Specialty Healthcare Services primarily from among the doctors who work at the hospital and practice in related areas. In addition, in both models, Specialty Healthcare Services' field support departments provide the staff at each Wound Care Center program with clinical oversight, quality assurance, reimbursement consulting, sales and marketing and general administrative support services. The terms of Specialty Healthcare Services' contract with each hospital are negotiated individually. Generally, in addition to the management fees described above, the contracts provide for development fees charged to the hospital. In both models, the hospital and the physician bill the patient for the services provided and are responsible for seeking reimbursement from insurers or other third-party payors.

The first Wound Care Center program opened in 1988, and there are approximately 90 hospital outpatient Wound Care Center programs currently in operation in 30 states. Specialty Healthcare Services has entered into contracts with three hospitals to open additional Wound Care Center programs. Specialty Healthcare Services' hospital client base ranges from medium-sized community-based hospitals to large hospitals affiliated with national chains and not-for-profit hospitals in local markets. Specialty Healthcare Services selects hospital clients based on a number of criteria. A suitable hospital client typically can accommodate at least 200 inpatient beds, offers services which complement the Wound Management Program, including physician specialists in the areas of general, plastic and vascular surgery, endocrinology and diabetes, is financially stable and has a solid reputation in the community it serves. Of Specialty Healthcare Services' approximately 90 current hospital outpatient Wound Care Center programs, 82 are management model centers and eight are "under arrangement" model centers. We anticipate that four of the existing under arrangement models will be converted to management models in 2003 because of pending reimbursement changes (see "Third-Party Reimbursement").

In expanding its product offering, Specialty Healthcare Services furnishes hyperbaric oxygen therapy ("HBO") services to interested hospital partners operating outpatient wound care centers. These services generally include furnishing HBO chambers and managing the program. As of December 31, 2002, Specialty Healthcare Services managed 12 HBO programs complementing existing hospital outpatient Wound Care Center programs, and such HBO programs accounted for approximately two percent of Specialty Healthcare Services' revenue.

Inpatient Wound Care Programs. Specialty Healthcare Services is addressing the needs of the inpatient wound care market through the development of new inpatient programs. These patients often have pressure sores resulting from inactivity. While not typically as severe as diabetic or venous stasis ulcers, pressure sores represent the largest segment of the chronic wound market. Specialty Healthcare Services has developed an inpatient program for its affiliated acute care hospitals that is directed at assisting those hospitals in identifying and managing inpatients in the acute care hospital that are at risk or who suffer from chronic wounds. The program is primarily directed at reducing the length of stay of those patients in the acute care setting. Specialty Healthcare Services has also developed a Wound Outreach Program[sm], whereby a nurse practitioner or physician assistant from an affiliated outpatient Wound Care Center program provides wound related services to long-term care facilities in surrounding areas. As of December 31, 2002, Specialty Healthcare Services had contracts to manage 33 such inpatient programs at existing acute-care hospital customers of which 18 were operating as of December 31, 2002. Further, Specialty Healthcare Services has contracts to manage 27 programs that provide outreach wound care services to local long-term care facilities. Both programs are in the early stages of development and implementation. We cannot assure you that these programs will be successful in the future.

Contracts Terms and Renewals. Substantially all of the revenues of Specialty Healthcare Services are derived from management contracts with acute care hospitals. The contracts generally have initial terms of three to five years and many have automatic renewal terms unless specifically terminated. During the year ending December 31, 2003, the contract terms of 26 of Specialty Healthcare Services' management contracts will expire, including 19 contracts which provide for automatic one-year renewals. The contracts often provide for early termination either by the client hospital, if specified performance criteria are not satisfied, or by Specialty Healthcare Services under various other circumstances. Historically, some contracts have expired without renewal, and others have been terminated by Specialty Healthcare Services or the client hospital for various reasons prior to their scheduled expiration. During 2002, five hospital contracts expired without renewal, and an additional 20 hospital contracts were terminated by the client hospital prior to their scheduled expiration. Generally, Specialty Healthcare Services elects to negotiate a mutual termination of a management contract if a client hospital desires to terminate the contract prior to its stated term. Specialty Healthcare Services believes that there were a number of reasons why hospitals chose to terminate their contract, including Specialty Healthcare Services' legal actions, hospital financial difficulties and the Medicare reimbursement changes which reduced hospital revenues. The continued success of Specialty Healthcare Services is subject to its ability to renew or extend existing management contracts and obtain new management contracts. We believe that hospitals choose to terminate or not to renew contracts based on decisions to terminate their programs or to convert their programs from independently-managed programs to programs operated internally. There can be no assurance that any hospital will continue to do business with Specialty Healthcare Services following the expiration of its management contract or earlier, if such management contract is terminable prior to expiration. In addition, any changes in the Medicare program or third-party reimbursement levels, which generally have the effect of limiting or reducing reimbursement levels for health services provided by programs managed by Specialty Healthcare Services, could result in the early termination of existing management contracts and would adversely affect the ability of Specialty Healthcare Services to renew or extend existing management contracts and to obtain new management contracts. The termination or non-renewal of a material number of management contracts could harm our business.

Managed Care Operations. Specialty Healthcare Services' managed care strategy is currently focused on marketing Wound Care Center services to local managed care organizations ("MCOs") in concert with its hospital clients' efforts to promote all hospital-based services to such MCOs. Specialty Healthcare Services has been seeking to establish relationships with MCOs and other disease management companies to provide wound care services. Specialty Healthcare Services' contractual arrangements with MCOs and other disease management companies, which will vary based upon the needs of the particular customer, are expected to provide for Specialty Healthcare Services to receive compensation on a fee-for-service, fixed-case rate or at-risk capitation basis. While Specialty Healthcare Services anticipates that initially most of its managed care contracts will be fee-for-service or case-rate contracts, it expects that at-risk capitation could become a contracting method.

Specialty Healthcare Services has developed tools to help MCOs and other disease management companies assess their current wound care experiences (both clinical results and costs) against Specialty Healthcare Services' Wound Management Program in order to demonstrate that a wound care carve-out product can provide added value. To date, Specialty Healthcare Services has been unsuccessful in establishing managed care or disease management relationships.

To date, Specialty Healthcare Services' managed care operations have been limited. Although Specialty Healthcare Services or its hospital clients have been reimbursed for wound treatment by a number of MCOs on a case-by-case basis, Specialty Healthcare Services currently has no contracts that require or offer incentives to subscribers to use Specialty Healthcare Services' wound care services. There can be no assurance that Specialty Healthcare Services will be able to successfully expand its managed care operations.

Specialty Healthcare Services - Community Education and Marketing
Specialty Healthcare Services' community education and marketing strategy consists of a two-fold approach involving the development of new wound care programs as well as the growth in operating Wound Care Center programs. The professional community education component is locally managed and conducted by the Wound Care Center Program Directors under the supervision of the Regional Managers. The primary community education efforts are directed at physicians and other health care professionals to expand community awareness of the Wound Care Center services.

In addition, community education marketing plans are developed each year at each Wound Care Center program. The development and execution of the plan is the responsibility of the Program Director at the Wound Care Center along with the Corporate Marketing Department. The plan details the anticipated marketing for the year and may include radio and print advertising as well as professional symposiums and other community education. Specialty Healthcare Services markets the Wound Care Center concept to hospitals as a therapeutic "Center of Excellence." Specialty Healthcare Services believes that having a Wound Care Center can differentiate a hospital from its competitors and can increase the hospital's revenues through the introduction of new patients, which leads to an increase in appropriate ambulatory surgeries, X-rays, laboratory tests and inpatient surgeries such as debridements, vascular surgeries and plastic surgeries.

Specialty Healthcare Services' efforts to develop new wound management programs is headed by a Senior Vice President. This individual is responsible for the activities of the Directors of Development and Business Development Managers, whose primary role is the development of new wound care programs with acute care hospitals. As of December 31, 2002, Specialty Healthcare Services had four Directors of Development and one Business Development Manager.

Specialty Healthcare Services - Third-Party Reimbursement
Specialty Healthcare Services, through its wound care operations, provides contractual management services for fees to acute care hospitals and other health care providers. These providers, in turn, seek reimbursement from third-party payors, such as Medicare, Medicaid, health maintenance organizations and private insurers, for clinical services rendered to patients insured by these payors. The availability of reimbursement from such payors has been a significant factor in Specialty Healthcare Services' ability to increase its revenue streams and will be important for future growth.

Each third-party payor formulates its own coverage and reimbursements policies. Although we have not, and we believe that our clients have not, in general experienced difficulty in securing third-party reimbursement for Wound Care Center services, some hospitals have experienced denials, delays and difficulties in obtaining such reimbursement. To our knowledge, no widespread denials have been received by hospitals regarding reimbursement for Wound Care Center clinical services. We discuss coverage and reimbursement issues with our hospital clients and third-party payors on a regular basis. Such discussions will continue as we seek to assure sufficient payments from third-party payors to our hospital customers for services managed by us so that our hospital customers and potential customers find it financially feasible to renew contracts or enter into contracts with Specialty Healthcare Services. Although no individual coverage and reimbursement decision is material to us, a widespread denial of reimbursement coverage for clinical services provided in the Wound Care Center programs would have a material adverse effect on our business, financial position and results of operations.

As a result of the Balanced Budget Act of 1997, CMS implemented the Outpatient Prospective Payment System ("OPPS") for all hospital outpatient department services furnished to Medicare patients beginning August 2000. Under the system, a predetermined rate is paid to hospitals for clinic services rendered, regardless of the hospital's cost. The new payment system does not provide comparable reimbursement for previously reimbursed services, and the payment rates for many services are insufficient for many of Specialty Healthcare Services' hospital customers, resulting in revenue and income shortfalls for the Wound Care Center operations managed by Specialty Healthcare Services on behalf of the hospitals. As a result, Specialty Healthcare Services has renegotiated and modified most of its management contracts which has resulted in reduced revenue and income to Specialty Healthcare Services from the modified contracts and, in numerous cases, contract termination. Specialty Healthcare Services expects that contract renegotiation and modification with many of its hospital customers will continue, which could result in further reduced revenues and income to Specialty Healthcare Services from those contracts and even contract terminations. The results could have a material effect on Specialty Healthcare Services' business, financial condition and results of operations.

The Wound Care Center programs managed by Specialty Healthcare Services on behalf of acute care hospitals are generally treated as "provider based entities" for Medicare reimbursement purposes. This designation is required for the hospital based program to be covered under the Medicare outpatient reimbursement system. With OPPS, Medicare published criteria for determining when programs may be designated "provider based entities." Programs that existed prior to October 1, 2000 are grandfathered by CMS to be "provider based entities" until the start of their next cost reporting period beginning on or after July 1, 2003. At that time, the hospital would be required to submit an attestation to the appropriate Regional Office, attesting that the program meets all the requirements for provider based designation. Programs that started on or after October 1, 2000 are required to file an application for provider based designation status. We timely advised each of our hospital clients of the mandatory application procedures. Of the eight "under arrangement" models in our Specialty Healthcare Services business unit, where we, not the hospital, employ the clinical and administrative staff that work in the center, four are potentially at risk for not meeting the criteria for a "provider based entity." As a result, Specialty Healthcare Services has been in discussions with its "under arrangement" hospital customers to convert the programs to management models where the hospital employs the clinical and administrative staff. Although we believe that the programs we manage substantially meet the current criteria to be designated "provider based entities," a widespread denial of such designation would harm our business.

Specialty Healthcare Services - Competition
Our principal competition in the chronic wound care market consists of specialty clinics that have been established by some hospitals or physicians. Additionally, there are a number of private companies which provide wound care services through an HBO program format. In the market for disease management products and services, we face competition from other disease management entities, general health care facilities and service providers, biopharmaceutical companies, pharmaceutical companies and other competitors. Many of these companies have substantially greater capital resources and marketing staffs, and greater experience in commercializing products and services, than we have. In addition, recently developed technologies, or technologies that may be developed in the future, are or may be the basis for products which compete with our chronic wound program. There can be no assurance that we will be able to enter into co-marketing arrangements with respect to these products or that we will be able to compete effectively against such companies in the future.

Government Regulation

Our operations and the marketing of our services are subject to extensive regulation by numerous governmental authorities in the United States, both federal and state. We believe that we are currently in substantial compliance with applicable laws, regulations and rules. However, we cannot assure you that a governmental agency or a third party will not contend that certain aspects of our business are subject to or are not in compliance with such laws, regulations or rules or that the state or federal regulatory agencies or courts would interpret such laws, regulations and rules in our favor. The sanctions for failure to comply with such laws, regulations or rules could include denial of the right to conduct business, significant fines and criminal and civil penalties. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules could have a material adverse effect on our business.

Any change in current regulatory requirements or related interpretations by, or positions of, state officials where we operate could adversely affect our operations within those states. In states where we are not currently located, we intend to utilize the same approaches adopted elsewhere for achieving state compliance. However, state regulatory requirements could adversely affect our ability to establish operations in such other states.

Various state and federal laws and agencies regulate providers of health care services and suppliers of biopharmaceutical and pharmaceutical products, including the products and services that we distribute and sell. These laws include, but are not limited to, the following:

Licensure and Registration
We are required by various states to be licensed as an in-state pharmacy and, within most other states where we distribute prescription drugs, we are required to be licensed as an out-of-state pharmacy.

In addition, federal controlled substance laws mandate that we register our pharmacy and repackaging locations with the federal Drug Enforcement Administration as well as conform with recordkeeping, labeling and security regulations when dispensing controlled substances.

We believe that we are currently in substantial compliance with all state licensing and registration laws applicable to our business. However, if we are found to not be in compliance, we could be subject to fines and penalties which could have an adverse effect on our business.

Fraud and Abuse Laws
These laws, specifically the Anti-Kickback laws, include the fraud and abuse provisions and referral restrictions of the Medicare and Medicaid statutes, as well as other federally funded programs, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of Medicare and Medicaid patients or for purchasing, arranging for or recommending the purchasing, leasing or ordering of Medicare or Medicaid covered services, items or equipment.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created violations for fraudulent activity applicable to both public and private health care benefit programs and prohibits inducements to Medicare or Medicaid eligible patients.

The Office of Inspector General ("OIG") from time to time publishes its interpretations on various fraud and abuse issues and about fraudulent or abusive activities OIG deems suspect and potentially in violation of the federal laws, regulations and rules. If our actions are found to be inconsistent with OIG's interpretations, such actions could have a material adverse effect on our business.

Due to the complexity of such anti-kickback laws, the Department of Health and Human Services ("HHS") has established certain safe harbor regulations whereby various payment practices are protected from criminal or civil penalties. However, an activity that is outside a safe harbor is not necessarily deemed illegal.

Violations of these fraud and abuse laws may result in fines and penalties as well as civil or criminal penalties for individuals or entities, including exclusion from participation in the Medicare or Medicaid programs. Several states have adopted similar laws that cover patients in both private and government programs. Because the anti-fraud and abuse laws have been broadly interpreted, they limit the manner in which we can operate our business and market our services to, and contract for services with, other health care providers.

The Stark Law
Federal and some state laws impose restrictions on the relationships between providers of health care services or products and other persons or entities, such as physicians and other clinicians, including with respect to employment or service contracts, investment relationships and referrals for certain designated health services. Outpatient prescription drugs are one of the designated services. There is considerable uncertainty about some facets of these laws, especially the federal law, since only the first of two phases of final regulations has been issued and as it is unclear as to when the second phase will be published. We believe we have structured our operations in an attempt to comply with these provisions. Periodically, there are efforts to expand the scope of these referral restrictions from its application to government health care programs to all payors and to additional health services. Certain states are considering adopting similar restrictions or expanding the scope of existing restrictions. We cannot assure you that the federal government, or other states in which we operate, will not enact similar or more restrictive legislation or restrictions or interpret existing laws and regulations in a manner that could harm our business.

Professional Fee Splitting
The laws of many states prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as us, from practicing medicine and from employing physicians to practice medicine. The laws in most states regarding the corporate practice of medicine have been subjected to judicial and regulatory interpretation.

Pharmacy Operation Laws
Our pharmacies are subject to various state laws relating to pharmacy operation, including requirements regarding licensure and handling, securing, storing, labeling, dispensing, record-keeping and reporting for pharmaceutical products, as well as patient confidentiality requirements and prohibitions on fee-splitting by pharmacies. Additionally, many state boards of pharmacy require pharmacies to provide counseling to customers. We believe we are in substantial compliance with these requirements. However, if we are found to not be in compliance, we could be subject to fines and penalties which could have an adverse effect on our business.

Professional Licenses
State laws prohibit the practice of medicine, pharmacy and nursing without a license. To the extent that we assist patients and providers with prescribed treatment programs, a state could consider our activities to constitute the practice of medicine. In addition, in some states, coordination of nursing services for patients could necessitate licensure as a home health agency or other licensed entity and/or could necessitate the need to use licensed nurses to provide certain patient directed services. If we are found to have violated those laws, we could face civil and criminal penalties and be required to reduce, restructure or even cease our business in that state.

False Claims Act
Federal and some state laws impose requirements in connection with the submission of claims for payment for health care services and products, including prohibiting the knowing submission of false or fraudulent claims and submission of false records or statements. Such requirements would apply to the operations of our pharmacies and to the hospital customers to which we provide wound care management services. Not only are government agencies active in investigating and enforcing actions with respect to applicable health laws, but also health care providers are often subject to actions brought by individuals on behalf of the government. As such "whistleblower" lawsuits are generally filed under seal with a court to allow the government adequate time to investigate and determine whether it will intervene in the action, health care providers affected are often unaware of the suit until the government has made its determination and the seal is lifted.

HIPAA - Administrative Simplification
The Administrative Simplification Provisions of HIPAA require HHS to adopt standards to protect the security and privacy of health-related information. In February 2002, HHS issued final rules concerning the security standards, do not require the use of specific technologies (e.g., no specific hardware or software is required), but instead require health plans, health care clearinghouses and health care providers to comply with certain minimum security procedures in order to protect data integrity, confidentiality and availability. The compliance deadline will occur in April 2005, and we are in the process of reviewing these new final regulations to ensure that our systems meet these security standards.

With respect to the privacy standards, HHS published final rules in December of 2000. However, on August 14, 2002, HHS published final modifications to the privacy standards. The final modifications eliminate the need for patient consent when the protected information is disclosed for treatment payment issues or health care operations. In addition, the final modifications clarified the requirements related to the authorizations, marketing and minimum necessary disclosures of information. All health care providers are required to be compliant with the new federal privacy requirements no later than April 14, 2003. HIPAA privacy standards contain detailed requirements regarding the use and disclosure of individually identifiable health information. Improper use or disclosure of identifiable health information covered by HIPAA privacy regulations can result in the following fines and/or imprisonment: (i) civil money penalties for HIPAA privacy violations are $100 per incident, up to $25,000, per person, per year, per standard violated; (ii) a person who knowingly and in violation of HIPAA privacy regulations obtains individually identifiable health information or discloses individually identifiable health information to another person may be fined up to $50,000 and imprisoned up to one year, or both; (iii) if the offense is committed under false pretenses, the fine may be up to $100,000 and imprisonment for up to five years; and (iv) if the offense is done with the intent to sell, transfer or use individually identifiable health information for commercial advantage, personal gain or malicious harm, the fine may be up to $250,000 and imprisonment for up to ten years.

HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all health care providers must use when submitting or receiving certain health care transactions electronically. Although these standards were to become effective October 2002, Congress has extended the compliance deadline until October 2003 for organizations, such as ours, that submitted a request for an extension.

We must meet the various HIPAA standards by the deadlines noted above. The decentralized nature of our operations could represent significant challenges to us in the implementation of these standards. If we are found to not be in compliance, we could be subject to fines, penalties and other actions which could have an adverse effect on our business.

Confidentiality
Under federal and state laws, we must adhere to stringent confidentiality regulations intended to protect the confidentiality of patient records.

Ongoing Investigations
Federal and state investigations and enforcement actions continue to focus on the health care industry, scrutinizing a wide range of items such as joint venture arrangements, referral and billing practices, product discount arrangements, home health care services, dissemination of confidential patient information, clinical drug research trials and gifts for patients or referral sources. We believe our current and planned activities are substantially in compliance with applicable legal requirements. We cannot assure you, however, that a governmental agency or a third party will not contend that certain aspects of our business are subject to, or are not in compliance with, such laws, regulations or rules, or that state or federal regulatory agencies or courts would interpret such laws, regulations and rules in our favor, or that future interpretations of such laws will not require structural or organizational modifications of our existing business or have a negative impact on our business. Applicable laws and regulations are very broad and complex, and, in many cases, the courts interpret them differently, making compliance difficult. Although we try to comply with such laws, regulations and rules, a violation could result in denial of the right to conduct business, significant fines and criminal penalties. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules, or reform of the structure of health care delivery systems and payment methods, could have a material adverse effect on our business.

Intellectual Property

Our success depends in part on our ability to maintain trade secret protection and operate without infringing on or violating the proprietary rights of third parties. In addition, we also rely, in part, on trade secrets, proprietary know-how and technological advances which we seek to protect by measures, such as confidentiality agreements with our employees, consultants and other parties with whom we do business. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known, be independently discovered by others or found to be unprotected.

Wound Care Center®, Wound Management Program™ and our name, Curative Health Services™, with our logo are our trademarks. This report also includes trade names and marks of other companies.

Employees

As of December 31, 2002, we employed 340 full-time employees, of which 111 were in Specialty Pharmacy Services business unit, 182 employees were in Specialty Health Services business unit and 47 were in various support departments. We expect to add additional personnel to our business units in the next year. We believe that our relations with our employees are good.

Available Information

Our filings with the Securities and Exchange Commission ("SEC"), including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments and exhibits to those reports are available free of charge through our Internet website (http://www.curative.com) as soon as reasonably practicable after these materials are electronically filed with the SEC.

Item 2. Properties

Our headquarters are located in Hauppauge, Long Island, New York. We lease this 30,000 square foot facility under a lease through 2006. Additionally, through our Specialty Pharmacy Services business unit, we lease office, pharmacy and warehouse space in various states. We believe that our facilities are adequate and suitable for our operation. Our Specialty Healthcare Services business unit operates hospital outpatient Wound Care Center programs in facilities which are owned or leased by the hospitals.

Item 3. Legal Proceedings

In the normal course of our business, we are involved in lawsuits, claims, audits and investigations, including any arising out of services or products provided by or to our operations, personal injury claims and employment disputes, the outcome of which, in the opinion of management, will not have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the Nasdaq Stock Market under the symbol "CURE." As of March 3, 2003, there were approximately 188 holders of record of the Company's common stock. The Company has not paid any cash dividends since its inception. The Company currently does not intend to pay cash dividends in the foreseeable future but intends to retain all earnings, if any, for use in its business operations.

The following table sets forth, for the fiscal periods indicated, the range of high and low sales prices of the common stock as quoted on the Nasdaq National Market System:

2002	High	Low
Fourth Quarter	$ 17.74	$ 10.90
Third Quarter	17.97	10.00
Second Quarter	16.78	10.25
First Quarter	22.75	9.20
2001		
Fourth Quarter	$ 15.49	$ 9.50
Third Quarter	9.96	5.60
Second Quarter	8.02	5.20
First Quarter	6.78	5.50

The closing sale price for the common stock as quoted on the Nasdaq National Market System on March 14, 2003 was $16.60.

The following table summarizes the Company's equity compensation plans as of December 31, 2002:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	2,014,257	$ 14.42	896,294
Equity compensation plans not approved by security holders	1,440,706 (a) (b)	$ 11.13	1,038,685
Total	3,454,963	$ 12.51	1,934,979

(a) Under the 2001 Broad-Based Stock Incentive Plan (the "Plan"), the Company can grant options, stock appreciation rights ("SAR's"), restricted stock, restricted stock units, performance awards, other stock grants or other stock-based awards. The total number of shares that may be granted under the Plan, and the total number of shares of common stock that may be purchased upon exercise of stock options (not incentive stock options) is 2,000,000. As of December 31, 2002, options to purchase an aggregate of 1,030,706 shares of the Company's common stock were outstanding under the Plan. Any employee, officer, consultant, independent contractor and non-employee directors providing services to the Company or any of its affiliates is eligible to receive awards under the Plan. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee shall not have the authority to grant awards to officers and directors in an aggregate amount that equals or exceeds 500,000 shares. No awards may be granted under the Plan after July 30, 2011. The exercise price per share under any stock option, the grant price of any SAR, and the purchase price of any security which may be purchased under any other stock-based award shall not be less than 100 percent of the fair market value of the Company's common stock on the date of grant of such option, SAR or award.

The Plan provides that the Committee may grant reload options, separately or together with another option, and may establish the terms and conditions of such reload options. Pursuant to a reload option, the optionee would be granted a new option to purchase the number of shares not exceeding the sum of (i) the number of shares of common stock tendered as payment upon the exercise of the option to which such reload option relates, and (ii) the number of shares of the Company's common stock tendered as payment of the amount to be withheld under income tax laws in connection with the exercise of the option to which such reload option relates. Reload options may be granted with respect to options granted under any stock option plan of the Company.

The holder of restricted stock may have all of the rights of a shareholder of the Company, including the right to vote the shares subject to the restricted stock award and to receive any dividends with respect thereto, or such rights may be restricted as the Committee imposes. Restricted stock may not be transferred by the holder until any restrictions established by the Committee have lapsed. Upon termination of the holder's employment during the restriction period, restricted stock and restricted stock units are forfeited, unless the Committee determines otherwise.

If any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of common stock or other securities of the Company or other similar corporate transaction or events affects the shares of common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or under an award, the Committee may, in such manner as it deems equitable or appropriate in order to prevent such dilution or enlargement of any such benefits or potential benefits, adjust any or all of (a) the number and type of shares (or other securities or property) which thereafter may be made the subject of awards, (b) the number and type of shares (or other securities or property) subject to outstanding awards, and (c) the purchase or exercise price with respect to any award.

The Board of Directors may amend, alter, suspend, discontinue or terminate the Plan at any time, provided that, no such amendment, alteration, suspension, discontinuation or termination shall be made, that would violate the rules or regulations of the Nasdaq National Market or of any securities exchange applicable to the Company.

(b) The total amount of free-standing options granted in 2002 was 410,000. The free-standing options granted include options issued as an inducement for new hires and/or in connection with new hires associated with acquisitions by the Company.

Item 6. Selected Consolidated Financial Data

The following should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the consolidated financial statements and notes thereto contained elsewhere in this Annual Report on Form 10-K.

Five year selected consolidated financial data of Curative Health Services, Inc. and subsidiaries for the years ended December 31 is as follows (in thousands, except per share data):

	2002	2001	2000	1999	1998
Statement of Operations Data:					
Total revenues	$ 139,229	$ 81,638	$ 77,691	$ 101,209	$ 103,987
Costs and operating expenses:					
Costs of products sales and services	89,297	55,666	51,073	59,945	56,035
Selling, general and administrative	26,401	51,466	29,441	26,273	23,358
Total costs and operating expenses	115,698	107,132	80,514	86,218	79,393
Income (loss) from operations	23,531	(25,494)	(2,823)	14,991	24,594
Interest (expense) income, net	(1,111)	816	2,609	2,037	2,660
Other income	1,907	-	-	-	-
Income (loss) before income taxes	24,327	(24,678)	(214)	17,028	27,254
Income tax provision (benefit)	9,682	(2,473)	(86)	6,566	10,217
Net income (loss)	$ 14,645	$ (22,205)	$ (128)	$ 10,462	$ 17,037
Net income (loss) per common share, basic	$ 1.30	$ (3.09)	$ (0.01)	$ 0.99	$ 1.34
Net income (loss) per common share, diluted	$ 1.20	$ (3.09)	$ (0.01)	$ 0.97	$ 1.30
Denominator for basic earnings per share, weighted average common shares	11,280	7,193	8,780	10,559	12,704
Denominator for diluted earnings per share, weighted average common shares	12,207	7,193	8,780	10,756	13,071
Balance Sheet Data:					
Working capital	$ 17,549	$ 2,525	$ 44,394	$ 55,456	$ 76,419
Total assets	186,444	76,439	75,166	87,910	109,121
Long-term liabilities	26,076	6,000	-	-	-
Retained earnings	17,043	2,398	24,603	24,731	14,269
Stockholders' equity	120,901	36,004	55,570	71,600	93,396

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Curative Health Services, Inc. ("Curative" or the "Company") is a leading disease management company that operates in two business segments: Specialty Pharmacy Services and Specialty Healthcare Services. In its Specialty Pharmacy operations, the Company purchases various pharmaceutical products, including both biopharmaceuticals (biological products, e.g., hemophilia factor), as well as pharmaceuticals (i.e., drugs), from suppliers and then contracts with insurance companies and other payors to provide direct to patient distribution of, education about, reimbursement and other support services, including injection or infusion services, related to these biopharmaceutical and pharmaceutical products. The Company's Specialty Pharmacy revenues are derived primarily from fees paid by insurance companies and other payors for the purchase and distribution of these biopharmaceuticals and pharmaceuticals and for injection or infusion services provided. Further, as part of its Specialty Pharmacy operations, the Company provides biopharmaceutical and pharmaceutical product distribution and support services under contract with retail pharmacies for which it receives product supply and related service fees. The biopharmaceutical and pharmaceutical products distributed and the injection or infusion therapies offered by the Company are used by patients with chronic or severe conditions such as hemophilia, respiratory syncytial virus, immune system disorders, rheumatoid arthritis, hepatitis C, multiple sclerosis, post chemotherapy and growth hormone deficiency. The Company contracts with 283 payors and 16 retail pharmacies. The Specialty Pharmacy Services business unit provides services directly to patients and caregivers and delivers its products via overnight mail or courier, retail pharmacy and through its community-based representatives.

The Specialty Healthcare Services business unit contracts with hospitals to manage outpatient Wound Care Center programs. These Wound Care Center programs offer a comprehensive range of services that enable the Specialty Healthcare Services business unit to provide patient specific wound care diagnosis and treatments on a cost-effective basis. Specialty Healthcare Services currently operates two types of Wound Care Center programs with hospitals: a management model and an "under arrangement" model.

In the management model, Specialty Healthcare Services provides management and support services for a chronic wound care facility owned or leased by the hospital and staffed by employees of the hospital, and generally receives a fixed monthly management fee or a combination of a fixed monthly management fee and a variable case management fee. In the "under arrangement" model, Specialty Healthcare Services provides management and support services, as well as the clinical and administrative staff, for a chronic wound care facility owned or leased by the hospital, and generally receives fees based on the services provided to each patient. In both models, physicians remain independent. Specialty Healthcare Services offers assistance in recruiting and provides training in wound care to the physicians and staff associated with the Wound Care Center programs.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, intangibles, income taxes and revenue recognition. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition. Specialty Pharmacy Services' revenues are recognized, net of any contractual allowances, when the product is shipped to a patient, retail pharmacy or a physician's office. Specialty Healthcare Services' revenues are recognized after the management services are rendered and are billed monthly in arrears.

Trade receivables. Considerable judgment is required in assessing the ultimate realization of receivables, including the current financial condition of the customer, age of the receivable, and the relationship with the customer. The Company estimates its allowances for doubtful accounts using these factors. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts is recorded against amounts due to reduce the receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company has reserves for bad debt based upon the total accounts receivable balance. As of December 31, 2002, the Company's reserves for accounts receivable, excluding reserves related to acquired receivables, was approximately 7.5 percent of total receivables.

Inventories. Inventories are carried at the lower of cost or market on a first in, first out basis. Inventory consists of high cost biopharmaceutical and pharmaceutical products that, in many cases, require refrigeration or other special handling. As a result, inventories are subject to spoilage or shrinkage. On a quarterly basis, the Company performs a physical inventory and determines whether any shrinkage or spoilage adjustments are needed. Although the Company believes its inventory balances at December 31, 2002 are reasonably accurate, there can be no assurances that spoilage or shrinkage adjustments will not be needed in the future. The recording of any such reserve may have a negative impact on the Company's operating results.

Deferred tax assets. The Company has approximately $3.2 million in net deferred tax assets as of December 31, 2002 to record against future income. The Company does not have a valuation allowance against this asset as it believes it is more likely than not that the tax assets will be realized. The Company has considered future income expectations and prudent tax strategies in assessing the need for a valuation allowance. In the event the Company determines in the future that it needs to record a valuation allowance, an adjustment to deferred tax assets would be charged against income in the period of determination.

Goodwill and Intangibles. Goodwill represents the excess of purchase price over the fair value of net assets acquired. Intangibles consist of the separately identifiable intangibles, such as pharmacy and customer relationships, covenants not to compete, and trademarks. In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142 (which supersedes APB Opinion No. 17, Intangible Assets), goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 require non-amortization of goodwill and indefinite lived intangible assets acquired after June 30, 2001. However, the impairment provisions of SFAS No. 142 apply to these assets upon adoption of SFAS No. 142. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 15, 2001 (i.e., year beginning January 1, 2002 for the Company). The non-amortization provisions of SFAS No. 142 apply to the Company's excess investment in Accordant Health Services, Inc. ("Accordant") as well (see Note C). Application of the non-amortization provisions of SFAS No. 142 resulted in a decrease in amortization expense for the year ended December 31, 2002 of approximately $1.7 million for the Company.

In assessing the recoverability of the Company's goodwill and intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or assumptions change in the future, the Company may need to record an impairment charge for these assets. An impairment charge would reduce operating income in the period it was determined that the charge was needed.

Results of Operations

Fiscal Year 2002 vs. Fiscal Year 2001

Revenues. The Company's revenues increased $57.6 million, or 71 percent, to $139.2 million for the fiscal year ended December 31, 2002 compared to $81.6 million for the fiscal year ended December 31, 2001.

Product revenues increased $67.8 million, or 184 percent, to $104.6 million in 2002 from $36.8 million in 2001. The increase in product revenues is primarily attributable to the growth of hemophilia patient revenues, the inclusion of eBioCare.com, Inc. ("eBioCare") for 12 months in 2002 versus nine months in 2001, and the inclusion of the Specialty Pharmacy acquisitions done or completed in 2002, offset by a reduction in Procuren® revenues of $1.7 million as the result of the Company no longer offering Procuren® and a reduction of $11.3 million in Specialty Pharmacy Services unprofitable injectable product sales. In 2002, product revenues included $83.2 million of hemophilia related products and $21.4 million of other injectable products.

Service revenues, attributed entirely to the Specialty Healthcare Services business unit, decreased 23 percent to $34.7 million in 2002 from $44.9 million in 2001. The service revenues decrease of $10.2 million is attributable to the operation of an average of 96 Wound Care Center programs in 2002 as compared to an average of 114 in 2001 as the result of contract terminations and renegotiation of existing contracts to lower fee structures. At any time during the year, 10 percent to 20 percent of the Specialty Healthcare Services business unit's contracts are renegotiated with client hospitals for a variety of contractual terms or issues. Historically, some contracts have expired without renewal and others have been terminated by the Company or the client hospital for various reasons prior to their scheduled expiration. Hospitals are currently facing financial challenges associated with lower occupancy rates and reduced revenue streams due to pricing pressures from third-party payors. Program terminations by client hospitals have been affected for such reasons as reduced reimbursement, financial restructuring, layoffs, bankruptcies or even hospital closings. Further, the Medicare program implemented a new reimbursement system during 2000 for hospital outpatient services which has reduced reimbursement rates to hospitals. The termination, non-renewal or renegotiation of a material number of management contracts could result in a continued decline in the Specialty Healthcare Services business unit's revenue. During the past several years, the Specialty Healthcare Services business unit's new contract development has been slower than historically experienced given the legal uncertainties that the business unit was facing, as well as the increasing financial difficulties hospitals are facing. Any inability of the Company to develop new Wound Care Center programs could continue the revenue decline in the Specialty Healthcare Services business unit. The Specialty Healthcare Services business unit has and expects that it will continue to modify its management contracts with many of its hospital customers which could result in reduced revenue to the Company or even contract terminations. The Specialty Healthcare Services business unit has a number of initiatives to counter the decline in revenue, although there can be no assurance that the initiatives will be successful. These initiatives include new product offerings such as inpatient wound care programs at acute care hospitals focusing on pressure sores, and wound outreach programs whereby nurse practitioners or physicians from affiliated Wound Care Centers provide related services to long term-care facilities in surrounding areas. All of these programs are currently being offered to hospitals.

Cost of product sales. The cost of product sales increased $44.6 million, or 150 percent, to $74.4 million in 2002 from $29.8 million in 2001. The increase is attributable to the growth of hemophilia patient revenues, the Specialty Pharmacy acquisitions in 2002, and the inclusion of 12 months of costs related to eBioCare in 2002 versus nine months in 2001, offset by the reduction in Procuren® related costs of $1.9 million as the result of the elimination of Procuren® sales, and a reduction in sales of Specialty Pharmacy Services unprofitable injectable products. As a percentage of product sales, the cost of product sales in 2002 was 71 percent compared to 81 percent in 2001. This improvement is attributable to a higher mix of hemophilia and IVIG related product sales in the Specialty Pharmacy Services business unit and the elimination of Procuren® sales.

Cost of Services. The cost of services, attributed entirely to the Specialty Healthcare Services business unit, decreased $11.0 million, or 42 percent, to $14.9 million in 2002 from $25.9 million in 2001. The decrease is attributable to reduced staffing and operating expenses of approximately $3.6 million related to the operation of an average of 96 programs in 2002 as compared to an average of 114 programs operating in 2001. Additionally, there were eight fewer under-arrangement programs in operation at the end of fiscal year 2002 as compared to fiscal year

2001, at which the services component of costs is higher than at the Company's other centers due to the additional clinical staffing and expenses that these models require. In 2002, the reduction in the number of under-arrangement programs accounted for approximately $3.1 million of the decrease in the cost of services. As a percentage of service revenues, the cost of services in 2002 was 43 percent compared to 58 percent in 2001. This improvement is primarily attributable to contract renegotiations and the reorganization done by the Company in the fourth quarter of 2001.

Selling, General and Administrative. Selling, general and administrative expenses decreased $25.1 million, or 49 percent, to $26.4 million in 2002 from $51.5 million in 2001. Selling, general and administrative expenses in 2001 included costs of $17.0 million for the Department of Justice ("DOJ") settlement, $6.5 million for settlement of the shareholder lawsuit, $4.1 million for a reorganization of the Company's business and $1.7 million in goodwill amortization not required in 2002 (see Note A). Excluding these charges, selling, general and administrative expenses increased $2.5 million due to an increase of $3.4 million in Specialty Pharmacy Services expenses attributable to the 2002 acquisitions and increased costs related to additional corporate staff, offset by a decrease in expenses related to Specialty Health Services of $2.3 million. As a percentage of revenues, selling, general and administrative expenses were 19 percent in 2002 compared to 63 percent in 2001. The improvement is due to the increased revenue base and lower Specialty Healthcare Services expenses in 2002 and the elimination of the DOJ and shareholder lawsuit settlement costs, reorganization charges and goodwill amortization.

Interest income (expense). Interest income in 2002 was $.1 million as compared to $.8 million in 2001. The decline in interest income is the result of the Company utilizing its available cash for its acquisition strategy. Interest expense was $1.2 million in 2002 as compared to zero in 2001. The increase in interest expense is the result of the amounts payable to the DOJ and increased borrowings and uses of notes payable to partially fund the Special Pharmacy acquisitions (see Note D).

Other income. Other income for 2002 includes $1.9 million related to the Company's sale of its interest in Accordant (see Note C).

Net Income. Net income was $14.6 million, or $1.20 per diluted share, in 2002 compared to a net loss of $22.2 million, or $(3.09) per diluted share, in 2001. The 2001 loss included expenses of $17.0 million for the DOJ settlement, $6.5 million for settlement of the shareholder lawsuit, $4.1 million for a reorganization of the Company's business units and $1.7 million in goodwill amortization not required in 2002 (see Note A). Excluding these costs, the increases in earnings of $7.5 million in 2002 is primarily attributable to the inclusion of the 2002 results related to the Specialty Pharmacy acquisitions, the elimination of Procuren® product sales, a reduction of Specialty Healthcare Services' selling, general and administrative costs.

Fiscal Year 2001 vs. Fiscal Year 2000

Revenues. The Company's revenues increased to $81.6 million in 2001 from $77.7 million in 2000, a five percent increase. Service revenues, attributed entirely to the Specialty Healthcare Services business unit, decreased to $44.9 million in 2001 from $71.5 million in 2000, a decrease of $26.6 million, and revenues from product sales increased to $36.8 million in 2001 from $6.1 million in 2000. The increase in product revenues is attributable to the inclusion of Specialty Pharmacy Services revenues of $35.1 million in 2001, offset by a reduction in Procuren® product revenues in 2001 of $4.4 million. Revenues from the Specialty Healthcare Services business unit totaled $46.5 million in 2001, a decrease of $31.2 million, or 40 percent, and revenues from the Specialty Pharmacy business unit totaled $35.1 million for the nine months of 2001 that the Company owned eBioCare. The Specialty Healthcare Service business unit ended 2001 with 96 hospital based Wound Care Center programs compared with 126 at the end of 2000. The $25.0 million decrease in revenues for the Specialty Healthcare business unit is attributable to the termination of 36 programs during 2001, renegotiation of existing contracts which resulted in reduced revenue to the Company, the conversion of eight under arrangement model programs to management models, which have lower revenue and expenses, and a reduction of Procuren® revenues as a result of a decline and subsequent elimination of Procuren® as a product offered by the Company. Specialty Healthcare Services revenues at existing centers declined 25 percent in 2001, primarily due to such renegotiations, conversions and declining Procuren® revenues. At any time during the year, 10 percent to 20 percent of the Specialty Healthcare Services business unit's contracts are renegotiated with client hospitals for a variety of contractual terms or issues. Historically, some contracts have expired without renewal and others have been terminated by the Company or the client hospital for various reasons prior to their scheduled expiration. Hospitals are currently facing financial challenges associated with lower occupancy rates and reduced revenue streams due to pricing pressures from third-party payors. Program terminations by client hospitals have been affected for such reasons as reduced reimbursement, financial restructuring, layoffs, bankruptcies or even hospital closings. Further, the Medicare program implemented a new reimbursement system during 2000 for hospital outpatient services which has reduced reimbursement rates to hospitals. The termination, non-renewal or renegotiation of a material number of management contracts could result in a continued decline in the Specialty Healthcare Services business unit's revenue. During the past several years, the Specialty Healthcare Services business unit's new contract development has been slower than historically experienced given the legal uncertainties that the business unit was facing, as well as the increasing financial difficulties hospitals are facing. Any inability of the Company to develop new Wound Care Center programs could continue the revenue decline in the Specialty Healthcare Services business unit. The Specialty Healthcare Services business unit has and expects that it will continue to modify its management contracts with many of its hospital customers which could result in reduced revenue to the Company or even contract terminations. The Specialty Healthcare Services business unit has a number of initiatives to counter the decline in revenue, although there can be no assurance that the initiatives will be successful. These initiatives include new product offerings such as inpatient wound care programs at acute care hospitals focusing on pressure sores, and wound outreach programs whereby nurse practitioners or physicians from affiliated Wound Care Centers provide related services to long term-care facilities in surrounding areas. All of these programs are currently being offered to hospitals. Total new patients to the Specialty Healthcare Services business unit Wound Care Centers decreased 17 percent to 49,390 in 2001 from 59,834 in 2000. The total number of patients receiving Procuren® therapy decreased 81 percent to 674 in 2001 from 3,470 in 2000. Effective July 2001, Procuren® was eliminated as an offered product at the Specialty Healthcare Services Wound Care Centers.

For the nine months of ownership of eBioCare in 2001, the Company's Specialty Pharmacy Services business unit contributed revenues of $35.1 million. Specialty Pharmacy Services revenues from sales of hemophilia related products were $18.4 million, and revenues from injectable products were $16.7 million. During the fourth quarter of 2001, the Specialty Pharmacy Services business unit renegotiated or terminated a number of contracts that were deemed to be unprofitable. As a result, the Specialty Pharmacy Services business unit expected that the rate of growth in injectable product sales would slow while, at the same time, improving contribution margins.

Cost of product sales. Costs of product sales increased to $29.8 million in 2001 from $7.3 million in 2000, an increase of $22.5 million. The increase was attributable to the inclusion of Specialty Pharmacy Services cost of sales of $27.9 million related to the eBioCare acquisition, offset by a reduction in Specialty Healthcare Services cost of sales of $5.4 million related to lower Procuren® sales in 2001. In January 2001, the Company completed the sale of its Procuren® operations to Cytomedix, Inc. (See Note B to consolidated financial statements.) In June 2001, Cytomedix exercised its right under the purchase agreement to cease the production of Procuren®. As a result, the Specialty Healthcare Services business unit no longer offers Procuren® at its Wound Care Center programs. As a percentage of product sales, cost of product sales was 81 percent in 2001 as compared to 118 percent in 2000. The improvement is attributable to the inclusion of Specialty Pharmacy Services sales, which have higher gross margins than Procuren®, in 2001 and the elimination of Procuren® as an offered product.

Costs of services. Costs of services, attributed entirely to the Specialty Healthcare Services business unit, decreased to $25.9 million in 2001 from $43.8 million in 2000, a decrease of $17.9 million. The decrease is attributable to reduced staffing and operating expenses of approximately $6.0 million related to the operation of 96 programs at the end of 2001 as compared to 126 programs operating at the end of 2000. Additionally, there were 20 fewer under-arrangement programs in operation at the end of 2001 as compared to the same period for 2000 at which the services component of costs is higher than at the Company's other centers due to the additional clinical staffing and expenses that these models require. For 2001, this reduction in the number of under-arrangement programs accounted for approximately $6.1 million of the decrease in product costs and services. During 2000, the Company eliminated 58 sales positions, which resulted in cost reductions of $4.0 million in 2001 as compared with 2000. As a percentage of Specialty Healthcare Services service revenues, costs of services for 2001 was 58 percent compared to 61 percent for 2000. The improvement in 2001 was attributed to the elimination of sales positions in 2000 and a higher percentage of Specialty Healthcare Services revenues coming from management service type contracts at which gross margins were higher.

Cost of product sales and services for the first nine months of ownership of eBioCare totaled $29.8 million. As a percentage of Specialty Pharmacy Services revenues, Specialty Pharmacy Services costs of product sales and services was 84 percent during the first nine months of ownership of eBioCare. During the fourth quarter of 2001, the Specialty Pharmacy Services business unit renegotiated or terminated a number of contracts that were deemed to be unprofitable. As a result, the Specialty Pharmacy Services business unit expects that the rate of growth in injectable product sales will slow while, at the same time, improving contribution margins.

Selling, general and administrative. Selling, general and administrative expenses increased to $51.5 million in 2001 from $29.4 million in 2000, an increase of $22.1 million. The increase in selling, general and administrative expenses for 2001 was due to the inclusion of charges of $17.0 million for the DOJ settlement, $6.5 million for settlement of the shareholder lawsuit, $4.1 million for a reorganization of the Company's business units and the inclusion of Specialty Pharmacy Services selling, general and administrative expenses of $3.5 million for the first nine months of ownership of eBioCare and goodwill amortization expense of $1.3 million related to the purchase of eBioCare. The increase was partially offset by a reduction in Specialty Healthcare Services selling, general and administrative expenses of $7.5 million as a result of a reduction in workforce and reorganization of the business done in 2000. As a percentage of revenues, selling, general and administrative expenses were 63 percent in 2001 compared to 38 percent in 2000. The increase was attributable to the charges taken in 2001.

Interest income. Interest income was $.8 million in 2001 compared to $2.6 million in 2000. The decrease is attributable to the utilization of the Company's cash and marketable securities to purchase eBioCare in March of 2001.

Net loss. Net loss increased to $22.2 million, or $(3.09) per diluted share, in 2001 from $.1 million, or $(.01) per diluted share, in 2000. The increased net loss of $22.1 million was primarily due to the DOJ settlement, shareholder lawsuit settlement, reorganization charges, reduced interest income and increased goodwill amortization expense.

Liquidity and Capital Resources

Working capital was $17.5 million at December 31, 2002 compared to $2.5 million at December 31, 2001. Total cash and cash equivalents as of December 31, 2002 was $2.6 million. The ratio of current assets to current liabilities was 1.4:1 at December 31, 2002 and 1.1:1 at December 31, 2001. The improvement in the Company's working capital and current ratio is primarily attributable to the acquisitions of the Specialty Pharmacy companies during the year ended December 31, 2002.

Cash flows provided by operating activities for the year ended December 31, 2002 totaled approximately $12.0 million, primarily attributable to the $14.6 million in net income for the year ended December 31, 2002 which was partially offset by an increase in accounts receivable and a reduction in accounts payable and accrued expenses, including $10.5 million in payments made during 2002 related to the settlement of the DOJ lawsuit. Cash flows used in investing activities totaled $56.7 million, primarily attributable to the use of $60.3 million for the Specialty Pharmacy acquisitions and $1.2 million in purchases of property and equipment, offset by proceeds of $4.5 million related to the sale of the Company's equity interest in Accordant. Cash flows provided by financing activities totaled $35.1 million, attributable to net proceeds of $16.5 million from the Company's sale of shares in a private placement transaction, $5.3 million from the exercise of stock options and $13.4 million in borrowings from the Company's credit facilities.

During 2002, the Company experienced a net increase in accounts receivable of $23.3 million, primarily attributable to the Specialty Pharmacy acquisitions. Days sales outstanding were 62 days as of December 31, 2002, as compared to 58 days at December 31, 2001. At December 31, 2002, days sales outstanding for the Specialty Pharmacy Services business unit was 62 days and 63 days for the Specialty Healthcare Services business unit.

As of December 31, 2002, the Company's current portion of long-term liabilities of $6.1 million included $2.1 million representing the current portion of the DOJ obligation, $.9 million representing the current portion of a convertible note payable used in connection with the purchase of Apex Therapeutic Care, Inc. ("Apex") and $3.1 million representing the current portion of the term loan the Company entered into to partially fund the purchase of Infinity Infusion Care, Ltd. ("Infinity").

As of December 31, 2002, the Company's long-term liabilities of $26.1 million included $4.0 million representing the long-term portion of the DOJ obligation, $2.9 million representing the long-term portion of the convertible note payable related to the purchase of Apex, $6.0 million in convertible notes payable related to the purchase of Infinity, $3.0 million in a convertible note payable related to the purchase of Home Care and $10.2 million in revolver and term loan debt from the Company's commercial lender.

The Company's longer term cash requirements include working capital for the expansion of its Specialty Pharmacy Services and Specialty Healthcare Services businesses, and for acquisitions. Other cash requirements are anticipated for capital expenditures in the normal course of business, including the acquisition of software, computers and equipment related to the Company's management information systems. In January 2002, the Company entered into a $25 million line of credit with its commercial lender for which there was a $3.4 million balance as of December 31, 2002, and, in February 2002, the Company sold 1,059,000 shares of common stock in a private placement transaction raising a net total of $16.5 million. In addition, in May 2002, the Company secured a four-year, $10 million term loan facility with its commercial lender. These transactions were to provide liquidity for both working capital and acquisitions. The Company expects that, based on its current business plan, its expected operating cash flow and existing credit facilities will be sufficient to meet working capital needs and a minimal number of acquisitions. Any acquisitions of substantial size may require the Company to either increase its credit facilities, issue equity or offer some combination of both debt and equity.

As of December 31, 2002, the Company has a $6.1 million obligation, payable over approximately three years, to the DOJ related to the settlement of its litigation, $12.7 million in convertible notes payable used in the Specialty Pharmacy acquisitions, $3.4 million in revolver debt and $10 million in term loan debt (see Note I, Long-Term Liabilities). In addition, the Company has contractual obligations under various operating leases. The following table details total future payments under these obligations as of December 31, 2002 (in thousands):

	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt:							
Term loan	$ 10,000	$ 3,144	$ 2,768	$ 2,869	$ 1,219	$ -	$ -
Revolving loan	3,368	-	-	-	3,368	-	-
DOJ obligation	6,060	2,142	1,959	1,584	375	-	-
Convertible notes Payable	12,750	916	882	883	883	9,186	-
Operating leases	5,455	1,680	1,550	882	622	459	262
Total	$ 37,633	$ 7,882	$ 7,159	$ 6,218	$ 6,467	$ 9,645	$ 262

During 2002, the Company paid $10.5 million to the DOJ as part of the Company's 2001 settlement agreement and used cash for the Specialty Pharmacy acquisitions of $60.3 million. The Company expects that, based on its current business plan, its existing cash and cash equivalents and available credit will be sufficient to satisfy its working capital, acquisitions and other needs at least through December 31, 2003. The effect of inflation risk is considered immaterial.

Health Insurance Portability and Accountability Act

During 2000, final regulations regarding the protection of the privacy of personal health information, promulgated by the HHS, were published in the Federal Register. These regulations set the standards for securing patient records and generally prohibit covered entities from using or disclosing protected health information. As a result of these regulations, the Company anticipates expenditures in ensuring patient data kept on computer networks maintained at Specialty Pharmacy Services operations, the Specialty Healthcare Services Wound Care Center programs and corporate offices are in compliance with these regulations. While the Company believes that it will be in compliance by the April 2003 deadline, there can be no assurances that the cost of reaching compliance will not have a material impact on the financial condition of the Company.

Cautionary Statement

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these "safe harbor" provisions and are filing this Exhibit 99.1 in order to do so. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by the Company's officers and agents. We do not intend to update any of these forward-looking statements after the date of this Form 10-K to conform them to actual results.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

The Company does not have operations subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its operations or investment portfolios. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines. The Company does not expect any material loss with respect to its investment portfolio or exposure to market risks associated with interest rates.

Item 8. Consolidated Financial Statements and Supplementary Data

The information required by this item is incorporated herein by reference to the Consolidated Financial Statements listed in Item 15(a) of Part IV of this Report.

The following table sets forth the financial results of the Company for the eight quarters ended December 31, 2002 (in thousands, except per share data):

	Total Revenues	Gross Profit	Net Income (Loss)	Income (Loss) Per Common Share, Basic	Income (Loss) Per Common Share, Diluted
Quarter Ended					
2002					
December 31	$ 47,694	$ 15,970	$ 5,830	$ 0.48	$ 0.45
September 30	36,851	13,978	3,934	0.33	0.31
June 30	31,920	11,476	2,831	0.25	0.23
March 31	22,764	8,508	2,050	0.21	0.19
2001					
December 31	$ 20,386	$ 6,897	$(22,883)	$ (3.12)	$ (3.12)
September 30	23,764	6,857	176	0.02	0.02
June 30	23,971	6,798	10	-	-
March 31	13,517	5,420	492	0.07	0.07

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

The information required by Part III of this Form 10-K is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14(a) for its 2003 Annual Meeting of Shareholders (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference to the sections "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the sections "Executive Compensation" and "Election of Directors – Compensation of Directors" of the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the sections "Stock Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" of the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference to the section "Certain Transactions" of the Company's Proxy Statement.

Item. 14 Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) and Rule 15d-15(c) under the Exchange Act) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

(b) Changes in internal controls.

There were no significant changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) **The following documents are included with the filing of this report:**

1. *Index to Financial Statements*

2. *Financial Statement Schedules*

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. *Exhibits*

The list of exhibits, entitled "Exhibits," immediately following the financial statement schedules accompanying this report is incorporated herein by reference.

(b) *Reports on Form 8-K*

Form 8-K filed October 25, 2002, reporting under Item 5 on the press release announcing the acquisition of the specialty pharmacy business and certain related assets of Home Care of New York, Inc.

Form 8-K filed October 25, 2002, reporting under Item 5 on the press release announcing the Company's earnings for the third quarter ended September 30, 2002, and reaffirming the expected one-time gain in the fourth quarter of 2002 from the sale of the Company's venture capital interest in Accordant Health Services, Inc.

Form 8-K filed November 15, 2002, reporting under Item 5 on the press release announcing the Company entered into a definitive agreement to acquire OptCare Plus, Inc.

Form 8-K filed November 25, 2002, reporting under Item 5 on the acquisition of OptCare Plus, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURATIVE HEALTH SERVICES, INC.

By: /s/ Joseph Feshbach
Joseph Feshbach
Chief Executive Officer and Chairman
(Principal Executive Officer)

Date: March 31, 2003

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Feshbach, Thomas Axmacher and Nancy Lanis, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Feshbach Joseph Feshbach	Chief Executive Officer and Chairman (Principal Executive Officer)	March 31, 2003
/s/ Thomas Axmacher Thomas Axmacher	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2003
s/ John C. Prior John C. Prior	President, Specialty Healthcare Services Director	March 31, 2003
/s/ Paul S. Auerbach, MD Paul S. Auerbach, MD	Director	March 31, 2003
/s/ Daniel E. Berce Daniel E. Berce	Director	March 31, 2003
/s/ Lawrence English Lawrence English	Director	March 31, 2003
/s/ Gerard Moufflet Gerard Moufflet	Director	March 31, 2003
/s/ Timothy I. Maudlin Timothy I. Maudlin	Director	March 31, 2003

CERTIFICATIONS

I, Joseph Feshbach, certify that:

1. I have reviewed this annual report on Form 10-K of Curative Health Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/ Joseph Feshbach
Joseph Feshbach
Chief Executive Officer

CERTIFICATIONS

I, Thomas Axmacher, certify that:

1. I have reviewed this annual report on Form 10-K of Curative Health Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/ Thomas Axmacher
Thomas Axmacher
Chief Financial Officer

(This page intentionally left blank.)

Report of Independent Auditors

Board of Directors and Stockholders
Curative Health Services, Inc.

We have audited the accompanying consolidated balance sheets of Curative Health Services, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Curative Health Services, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note A to the accompanying consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Melville, New York
February 10, 2003

CURATIVE HEALTH SERVICES, INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,643	$ 12,264
Accounts receivable (less allowance of $2,954 and $3,504 At December 31, 2002 and 2001, respectively)	36,438	13,139
Inventories	12,766	4,547
Prepaids and other current assets	2,212	745
Deferred tax assets	2,957	6,265
Total current assets	57,016	36,960
Property and equipment, net	3,284	3,795
Intangibles subject to amortization, net	1,652	498
Intangibles not subject to amortization (trade names)	636	26
Goodwill	122,877	34,263
Other assets	979	897
Total assets	$ 186,444	$ 76,439
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,786	$ 9,249
Accrued expenses	11,579	14,686
Current portion of long-term liabilities	6,102	10,500
Total current liabilities	39,467	34,435
Long-term liabilities	26,076	6,000
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value per share; 10,000,000 shares authorized, none issued	-	-
Preferred stock, Series A Junior Participating, par value $.01 per share, 500,000 shares authorized, none issued	-	-
Common stock, $.01 par value per share; 50,000,000 shares authorized, 12,142,106 shares issued and outstanding (7,540,921 shares in 2001)	121	75
Additional paid in capital	106,124	34,019
Retained earnings	17,043	2,398
Notes receivable – stockholders	(2,387)	(488)
Total stockholders' equity	120,901	36,004
Total liabilities and stockholders' equity	$ 186,444	$ 76,439

See accompanying notes

CURATIVE HEALTH SERVICES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

	Years Ended December 31,		
	2002	**2001**	**2000**
Revenues:			
Products	$ 104,550	$ 36,776	$ 6,144
Services	34,679	44,862	71,547
Total revenues	139,229	81,638	77,691
Costs and operating expenses:			
Cost of product sales	74,405	29,779	7,270
Cost of services	14,892	25,887	43,803
Selling, general and administrative	26,401	51,466	29,441
Total costs and operating expenses	115,698	107,132	80,514
Income (loss) from operations	23,531	(25,494)	(2,823)
Interest income	70	816	2,609
Other income	1,907	-	-
Interest expense	(1,181)	-	-
Income (loss) before income taxes	24,327	(24,678)	(214)
Income tax provision (benefit)	9,682	(2,473)	(86)
Net income (loss)	$ 14,645	$ (22,205)	$ (128)
Net income (loss) per common share, basic	$ 1.30	$ (3.09)	$ (0.01)
Net income (loss) per common share, diluted	$ 1.20	$ (3.09)	$ (0.01)
Denominator for basic earnings per share, weighted average common shares	11,280	7,193	8,780
Denominator for diluted earnings per share, weighted average common shares assuming conversions	12,207	7,193	8,780

See accompanying notes

CURATIVE HEALTH SERVICES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Notes Receivable Stockholders	Total Stockholders' Equity
Balance, December 31, 1999	10,090,110	$ 100	$ 46,769	$ 24,731	$ -	$ 71,600
Exercise of options	27,654	-				125
Shares repurchased and retired	(2,921,325)	(29)	(17,333)	-	-	(17,362)
Increased equity in Accordant Health Services, Inc.	-	-	1,335	-	-	1,335
Net Loss for 2000	-	-	-	(128)	-	(128)
Balance, December 31, 2000	7,196,439	71	30,896	24,603	-	55,570
Exercise of options and restricted stock awards, net of stockholder loans	525,282	5	3,159	-	(488)	2,676
Shares repurchased and retired	(180,800)	(1)	(1,116)	-	-	(1,117)
Tax benefit from stock option exercises	-	-	1,080		-	1,080
Net loss for 2001	-	-	-	(22,205)	-	(22,205)
Balance, December 31, 2001	7,540,921	75	34,019	2,398	(488)	36,004
Exercise of options, net of stockholder loans	1,139,348	11	7,510	-	(1,899)	5,622
Shares issued in private placement	1,059,000	11	16,451	-	-	16,462
Shares issued in acquisition	1,981,793	20	38,380	-	-	38,400
Shares issued for shareholder lawsuit settlement	421,044	4	6,496	-	-	6,500
Tax benefit from stock option exercises	-	-	3,268	-	-	3,268
Net income for 2002	-	-	-	14,645	-	14,645
Balance, December 31, 2002	12,142,106	$ 121	$ 106,124	$ 17,043	$ (2,387)	$ 120,901

See accompanying notes

CURATIVE HEALTH SERVICES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ 14,645	$(22,205)	$ (128)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,226	4,069	4,294
Provision for doubtful accounts	1,044	2,371	2,189
Equity in operations of investee	(184)	380	431
Gain on sale of equity investment	(1,907)	-	-
Deferred income taxes	3,797	(2,754)	(535)
Tax benefit from stock option exercises	3,268	1,080	-
Changes in operating assets and liabilities:			
Accounts receivable	(9,116)	3,983	8,621
Prepaid and other current assets	(523)	(2,876)	(294)
Accounts payable and accrued expenses	(1,273)	14,663	3,320
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	11,977	(1,289)	17,898
INVESTING ACTIVITIES:			
Specialty Pharmacy acquisitions, net of cash acquired	(60,264)	(38,648)	-
Sale of (investment in) Accordant Health Services, Inc. and other	4,496	(165)	-
Purchase of property and equipment	(1,206)	(1,127)	(1,689)
Disposal of property and equipment and other	248	2,257	-
Purchases of marketable securities held-to-maturity	-	-	(30,359)
Sales of marketable securities held to maturity	-	26,978	34,188
Proceeds from disposal of assets available for sale	-	3,683	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(56,726)	(7,022)	2,140
FINANCING ACTIVITIES:			
Proceeds from private placement, net of fees	16,462	-	-
Stock repurchases	-	(1,117)	(17,362)
Proceeds from exercise of stock options	5,298	2,676	125
Borrowing from credit facilities	13,368	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	35,128	1,559	(17,237)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,621)	(6,752)	2,801
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,264	19,016	16,215
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,643	$ 12,264	$ 19,016

See accompanying notes

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization. The Company was organized under the laws of the State of Minnesota in October 1984. It is a leading disease management company that operates in two business segments: Specialty Pharmacy Services and Specialty Healthcare Services. In its Specialty Pharmacy operations, the Company purchases various pharmaceutical products, which include both biopharmaceuticals (biological products, e.g., hemophilia factor), as well as pharmaceuticals (i.e., drugs) from suppliers and then contracts with insurance companies and other payors to provide direct to patient distribution of, and education about, and other support services related to, these biopharmaceutical and pharmaceutical products. In addition, the Company offers injection or infusion therapy services for patients with immune system disorders. The Company's Specialty Pharmacy revenues are derived primarily from fees paid by insurance companies and other payors for the purchase and distribution of these biopharmaceuticals and pharmaceuticals and for injection or infusion services provided. Further, as part of its Specialty Pharmacy operations, the Company provides biopharmaceutical and pharmaceutical product distribution and support services under contracts with retail pharmacies for which it receives product supply and related service fees. The biopharmaceutical and pharmaceutical products distributed and the injection or infusion therapies offered by the Company are used by patients with chronic conditions such as hemophilia, respiratory syncytial virus, immune system disorders, rheumatoid arthritis, hepatitis C, multiple sclerosis, post chemotherapy and growth hormone deficiency. The Specialty Pharmacy Services business unit contracts with 283 payors and 16 retail pharmacies.

In its Specialty Healthcare Services operations, the Company contracts with hospitals to manage outpatient Wound Care Center programs. These Wound Care Center programs offer a comprehensive range of services that enables the Company to provide patient specific wound care diagnosis and treatments on a cost-effective basis. Currently, the Company has approximately 90 such contracts.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications. Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year classifications.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic and diluted income (loss) per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share."

Property and Equipment. Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives (generally four to seven years). Leased equipment capitalized and leasehold improvements are amortized over the life of the lease or the useful life of the related asset, whichever is shorter.

Inventories. Inventories, which consist of biopharmaceutical and pharmaceutical products held for sale, are stated at the lower of cost (first in, first out method) or market.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangibles. Goodwill represents the excess of purchase price over the fair value of net assets acquired. Intangibles consist of the separately identifiable intangibles, such as pharmacy and customer relationships, covenants not to compete and trademarks. In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142 (which supersedes APB Opinion No. 17, Intangible Assets), goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 require non-amortization of goodwill and indefinite lived intangible assets acquired after June 30, 2001. However, the impairment provisions of SFAS No. 142 apply to these assets upon adoption of SFAS No. 142. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 15, 2001 (i.e., year beginning January 1, 2002 for the Company). The non-amortization provisions of SFAS No. 142 apply to the Company's excess investment in Accordant Health Services, Inc. as well (see Note C). Application of the non-amortization provisions of SFAS No. 142 resulted in a decrease in amortization expense for the year ended December 31, 2002. During 2002, the Company completed its goodwill impairment tests and, based on its results, no impairment was identified during the year ended December 31, 2002.

Prior to the adoption of SFAS No. 142, goodwill and intangibles were amortized using the straight-line method with various lives from three to twenty years.

Recently Issued Accounting Standard. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. The Company adopted SFAS No. 148 effective December 31, 2002.

Long-Lived Assets. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that is applicable to financial statements issued for fiscal years beginning after December 15, 2001, with transition provisions for certain matters. The FASB's rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of," and provide a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the rules significantly change the criteria that would have to be met to classify an asset as held for sale. The new rules supersede the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which losses are incurred rather than as of the measurement date as presently required by APB Opinion No. 30. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company adopted SFAS No. 144 as of January 1, 2002 which did not have a significant impact on the Company's financial position and results of operations as of and for the year ended December 31, 2002.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior to January 1, 2002, the Company periodically reviewed the carrying value of its long-lived assets to determine the ultimate recoverability of their unamortized values using future undiscounted cash flows analyses. Such review has previously been performed by management and did not indicate an impairment of such assets, except for the impairment of assets available for sale (see Note B).

Cash and Cash Equivalents. Cash and cash equivalents consist of demand deposits with banks, certificates of deposit with maturities of less than three months at the time of purchase, and highly liquid money market fund investments.

Concentration of Credit Risk. The Company's revenues are generated from its Specialty Pharmacy Services business unit's sales of pharmaceuticals and from its Specialty Healthcare Services business unit's Wound Care Center programs, which have been established as cooperative ventures with acute care hospitals. Specialty Pharmacy Services receivables consist of amounts due from various payors, including government programs, insurance companies, retail pharmacies and self-pay patient accounts. Credit is extended based upon a pre-authorization of coverage check or contractual arrangement. Payment terms are generally thirty days from date of invoice. The Specialty Healthcare Services receivables are from its hospital partners under contractual management services contracts. Credit is extended based on an evaluation of the hospital's financial condition. Payment terms are generally thirty to ninety days from date of invoice. For 2002 and 2001, no customer accounted for 10 percent or greater of consolidated revenues, while in 2000, the Company derived 11 percent of its consolidated revenue from one customer.

Revenues. Specialty Pharmacy Services revenues are recognized, net of any contractual allowances, when the product is shipped to a patient, retail pharmacy or a physician's office. Specialty Healthcare Services revenues are recognized after the management services are rendered and are billed monthly in arrears.

The current Medicare, Medicaid and other third party-payor programs in which the Company participates are based upon extremely complex laws and regulations that are subject to interpretation. Noncompliance with such laws and regulations could result in fines, penalties and/or exclusion from such programs. The Company is not aware of any allegations of noncompliance that could have a material adverse effect on the accompanying consolidated financial statements and believes it is in substantial compliance with all applicable laws and regulations.

Advertising. The Specialty Healthcare Services business unit expenses advertising and community education costs when incurred. Advertising and community education expense was approximately $1.6 million in 2002, $3.7 million in 2001 and $6.0 million in 2000. The Specialty Pharmacy Services business unit's advertising and community education expenses are insignificant.

Income Taxes. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Shipping and Handling. Outbound shipping and handling charges were approximately $.5 million and $.4 million during 2002 and 2001, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

Financial Instruments. The Company's carrying value of financial instruments approximate fair value at December 31, 2002 and 2001.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Supplemental Cash Flow Information. Supplemental information with respect to the Company's cash flows for the years ended December 31 is as follows (in thousands):

	2002	2001	2000
Interest paid	$ 631	$ -	$ -
Income taxes paid	$ 1,543	$ 347	$1,374

Supplemental information pertaining to non-cash investing and financing activities include the follow:

- During 2000, the Company recorded an increase of $1.3 million to its investment in Accordant Health Services, Inc. and paid-in-capital related to an increase in the value of the Company's equity interest in Accordant resulting from an equity offering done by Accordant.
- Proceeds from exercise of stock options excludes $1.9 million and $.5 million in 2002 and 2001, respectively, in loans given to officers/directors for the exercise of options in 2002 and 2001. Proceeds from exercise of stock options also excludes $.3 million in option repricing.
- In August 2002, with respect to the shareholder lawsuit previously disclosed, the Company made its final payment of $6.5 million in an aggregate of 421,044 shares of the Company's common stock.

Stock Based Compensation Plans. The Company grants options for a fixed number of shares to employees, directors, consultants and advisors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued Employees," and related Interpretations because the Company believes the alternate fair value accounting provided for under SFAS 123, "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. (See Note K.) The following table illustrates the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

	2002	2001	2000
Net income (loss), as reported	$ 14,645	$(22,205)	$ (128)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,489	2,695	2,337
Pro forma net income (loss)	$ 11,156	$(24,900)	$ (2,465)
Earnings per share:			
Basic – as reported	$ 1.30	$ (3.09)	$ (.01)
Basic – pro forma	.99	(3.46)	(.28)
Diluted – as reported	$ 1.20	$ (3.09)	$ (.01)
Diluted – pro forma	.91	(3.46)	(.28)

NOTE B - SALE OF PROCUREN® BUSINESS

On January 2, 2001, the Company sold the assets of its Procuren® business for approximately $3.8 million to Cytomedix, Inc. ("Cytomedix"). Under the agreement, Cytomedix became the exclusive manufacturer of Procuren®, and the Company became the exclusive distributor of Procuren® solution in the United States. The Company also receives royalties based on the sales of products that were developed from the associated patents on sales outside the United States. The Company recognizes these royalties when they are received. The consideration received by the Company was $2.1 million in cash, $1.7 million in a convertible secured promissory note, and a warrant certificate to purchase 600,846 shares of Cytomedix common stock at a purchase price of the lesser of $.50 per share or a price per share equal to the average of the three lowest intraday sales prices as reported by a reliable reporting service during the 20 trading days preceding the date on which the warrant is exercised. The Company recorded a $.2 million impairment charge on the assets available for sale at December 31, 2000 based on the net realizable value of the assets. The $.2 million charge was included in selling, general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 2000.

In 2001, the Company received $1.3 million in proceeds related to the $1.7 million convertible secured promissory note in the form of cash payments from Cytomedix, exercise and sale of warrant shares, and conversion and sale of shares of the convertible promissory note. Also during 2001, the Company recorded a charge of $.2 million related to the unpaid balance of the promissory note. As of December 31, 2001, the Company did not carry any balance due on this promissory note. In May 2001, Cytomedix informed the Company that it would exercise its right under the sale agreement to cease the production of Procuren® in June 2001. In July 2001, Cytomedix filed for Chapter 11 protection under the United States Bankruptcy Code. As a result, the Company has had to pay for certain lease obligations it guaranteed. During 2001, the Company paid $.4 million under these guarantees, and as of December 31, 2001, the Company maintained liabilities of $.4 million related to these guarantees. The Company did not have a related liability as of December 31, 2002.

NOTE C - EQUITY INVESTMENT

On June 4, 1998, the Company signed an agreement with Accordant in which the Company agreed to invest $4 million in Accordant preferred stock. As of December 31, 2001, the Company had an 8.6 percent interest in Accordant which was accounted for using the equity method of accounting, as the Company had the option to convert the Accordant preferred stock into common stock. In addition, the Company had significant influence over the operations of Accordant. The Company's share of Accordant's net loss was approximately $.4 million in 2001 and 2000. During 2000, the Company recorded an increase of $1.3 million to its investment in Accordant and a corresponding increase to paid-in capital related to an increase in the value of the Company's equity interest in Accordant as the result of an equity financing done by Accordant in 2000. The financing diluted the Company's ownership interest to 8.6 percent from 11 percent but increased the value of its share of the underlying equity. The Company's investment in Accordant is not material to the Company's consolidated financial statements. At December 31, 2001, the Company's investment in Accordant exceeded its underlying equity in such investment by $2.8 million. Such excess was being amortized over twenty years. As of December 31, 2001, the total investment in Accordant was $3.4 million.

In October 2002, the Company sold its interest in Accordant, resulting from the sale of Accordant to AdvancePCS. The initial sale price was approximately $5.5 million which resulted in the Company recording a gain of approximately $1.9 million based on the Company's $3.6 million investment in Accordant at the time of the sale. Approximately $1 million of the sale price has been placed in escrow subject to customary indemnification obligations being satisfied. Approximately $.5 million and $.5 million of the escrow is scheduled to be released in November 2003 and February 2004, respectively. The Company may be entitled to additional funds related to the sale of Accordant based on Accordant reaching certain financial targets in the future.

NOTE D - SPECIALTY PHARMACY SERVICES ACQUISITIONS

On March 30, 2001, the Company purchased all of the outstanding capital stock of eBioCare for $32.3 million in cash and the assumption and repayment of approximately $5 million in debt and approximately $1.3 million in related accruals. Approximately $3.1 million of the funds used to purchase eBioCare was put in escrow to cover any potential future purchase price disputes. The balance in the escrow account was approximately $3.1 million at December 31, 2002. On March 20, 2002 the Company entered into a Stipulation of Settlement (the "Settlement") with the former shareholders of eBioCare related to the Company's indemnification claims against the former shareholders for breach of certain representations and warranties made by such former shareholders. Under the Settlement, the Company will receive proceeds of approximately $1.3 million, which will be recorded as a reduction to purchase price and goodwill. eBioCare is a specialty pharmacy which contracts with insurance companies and other payors to provide direct to patient distribution of biopharmaceutical products. The acquisition was accounted for as a stock purchase and, therefore, operating results of eBioCare have been included in the accompanying financial statements from the date of acquisition. Purchase price allocations have been done in accordance with the provisions of APB Opinion No. 16. Prior to adoption of SFAS No. 142, goodwill resulting from the acquisition was being amortized using a 20-year period, and identifiable intangibles are amortized over various lives ranging from three to 20 years.

On February 28, 2002, the Company acquired all of the outstanding shares of Apex, a leading provider of biopharmaceutical products, therapeutic supplies and services to people with hemophilia and related bleeding disorders, for an aggregate purchase price of $60 million plus purchase accounting accruals of approximately $.8 million. Approximately $40 million of the purchase price was paid in shares of the Company's common stock with the remainder paid in cash and a $5.0 million promissory note bearing interest at the rate of 4.4 percent per annum and maturing on February 28, 2007. The Company acquired approximately $18.1 million of Apex's assets, including $1.6 million in cash, $9.4 million in accounts receivable, $4.8 million in inventory, $1.6 million in other current assets, $.2 million in property and equipment and $.5 million in other assets. The Company also assumed $3.8 million of Apex's liabilities. The excess of the acquisition cost over the fair value of identifiable net assets acquired was approximately $46.5 million, consisting of approximately $.9 million in covenants not to compete, which are being amortized over four years from the date of purchase, and trade name and goodwill of approximately $.3 million and $45.3 million, respectively, which are not being amortized for book purposes per SFAS No. 142 (see Note A). The Company and the former shareholders of Apex amended and restated the promissory note on May 30, 2002 to change the terms relating to the business performance criteria, add a convertible feature and ultimately adjust the principal amount of the promissory note to $3.7 million. The amended and restated promissory note is convertible at a price per share of $20.10 into a maximum of 184,080 shares of the Company's common stock.

On June 28, 2002, the Company purchased Infinity, a Houston, Texas, based distributor of specialty pharmaceuticals and a provider of infusion therapy services. Infinity focuses on the specialty infusion market, primarily in immune globulin therapy (prescribed for individuals whose immune systems cannot function sufficiently to fight infectious or inflammatory diseases). The aggregate purchase price was $24 million, which consisted of $18 million in cash and $6 million in promissory notes, which bear interest at a rate of three percent per annum, mature on June 28, 2007, and are convertible at a price per share of $16.08 into an aggregate of 373,111 shares of the Company's common stock. The cash portion of the consideration was funded in part by cash on hand and in part by borrowing from the Company's line of credit (see Note I). Purchase accounting accruals were approximately $.1 million. The Company acquired approximately $2.4 million of Infinity's assets including $.1 million in cash, $1.8 million in accounts receivable, $.4 million in inventory and $.1 million in property and equipment. The Company also assumed $.7 million of Infinity's liabilities. The excess of the acquisition cost over the fair value of identifiable net assets acquired was approximately $22.4 million, consisting of approximately $.3 million in covenants not to compete, which are being amortized over four years from the date of purchase, and goodwill of approximately $22.1 million which is not being amortized for book purposes per SFAS No. 142 (see Note A).

NOTE D - SPECIALTY PHARMACY SERVICES ACQUISITIONS (continued)

On October 23, 2002, the Company acquired the specialty pharmacy business and certain related assets of Home Care of New York, Inc. ("Home Care"), a Scotia, New York, based specialty pharmacy and home infusion company that specializes in the provision of Synagis® for the prevention of respiratory syncytial virus, the most common cause of lower respiratory infections in infants and children worldwide. In addition, the Company entered into an agreement to purchase certain assets of Home Care related to its home health agency business, subject to applicable governmental approvals. The aggregate purchase price of approximately $12 million includes $9 million in cash and a $3 million convertible note which bears interest at a rate of three percent per annum, matures on October 23, 2005 and is convertible at a price per share of $16.00 into an aggregate of 187,500 shares of the Company's common stock. The cash portion of the consideration was funded in part by cash on hand and in part by borrowing from the Company's line of credit (see Note I). Purchase accounting accruals were approximately $.1 million. The Company acquired approximately $1.9 million of Home Care's assets, including $1.7 million in accounts receivable, $.1 million in inventory and $.1 million in property and equipment and other assets. The Company also assumed $1.2 million of Home Care's liabilities. The excess of the acquisition cost over the fair value of identifiable net assets acquired was approximately $11.4 million, consisting of approximately $.1 million in covenants not to compete, which are being amortized over four years from the date of purchase, and trade name and goodwill of approximately $.1 million and $11.2 million, respectively, which are not being amortized for book purposes per SFAS No. 142 (see Note A).

On November 20, 2002, the Company acquired OptCare Plus, Inc. ("OptCare") for approximately $10.5 million in cash. OptCare is a specialty pharmacy dispensing biological medications such as hemophilia clotting factors. OptCare's focus is on persons affected by bleeding disorders. In addition, OptCare coordinates infusion nursing and provides complete pharmacy services, clinical and reimbursement support services to chronic disease communities. The cash portion of the consideration was funded in part by cash on hand and in part by borrowing from the Company's line of credit (see Note I). Purchase accounting accruals were approximately $.1 million. The Company acquired approximately $2.8 million of OptCare's assets, including $1.2 million in accounts receivable, $1.5 million in inventory and $.1 million in property and equipment and other assets. The Company also assumed $.1 million of OptCare's liabilities. The excess of the acquisition cost over the fair value of identifiable net assets acquired was approximately $7.9 million, consisting of approximately $.1 million in covenants not to compete, which are being amortized over four years from the date of purchase, and trade name and goodwill of approximately $.1 million and $7.7 million, respectively, which are not being amortized for book purposes per SFAS No. 142 (see Note A).

The acquisitions of Apex, Infinity, Home Care and OptCare (collectively the "Specialty Pharmacy acquisitions") were consummated for purposes of expanding the Company's Specialty Pharmacy Services business and were accounted for using the purchase method of accounting. Fair market valuations have been completed for each of the acquisitions and are final. The accounts of the Specialty Pharmacy acquisitions and related goodwill and intangibles are included in the accompanying consolidated balance sheets. The operating results of the Specialty Pharmacy acquisitions are included in the accompanying consolidated statements of operations from the dates of acquisition.

Unaudited pro forma amounts for the years ended December 31, 2002 and 2001, assuming the Specialty Pharmacy acquisitions had occurred on January 1, 2001, are as follows (in thousands, except per share data):

	Years ended December 31,	
	2002	2001
Revenues	$ 175,267	$ 177,975
Net income (loss)	$ 13,019	$ (14,530)
Net income (loss) per common share, diluted	$ 1.03	$ (1.56)

The pro forma operating results shown above are not necessarily indicative of operations in the periods following acquisitions.

NOTE E - GOODWILL AND OTHER INTANGIBLE ASSETS

Acquired intangible assets subject to amortization consisted of the following as of December 31 (in thousands):

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Injectable customers	$ 220	$ 77	$ 220	$ 33
Licenses	39	1	-	-
Pharmacy relationships	20	7	20	3
Website	175	62	170	26
Covenants not to compete	1,705	360	200	50
	$ 2,159	$ 507	$ 610	$ 112

The weighted average amortization period for all intangible assets is approximately 7.4 years at December 31, 2002. Amortization period by intangible asset class is as follows:

Asset Class	Amortization Period
Injectible customers	5 years
Licenses	20 years
Pharmacy relationships	5 years
Website	3 years
Covenants not to compete	4 years

The aggregate amortization expense was approximately $.4 million for the year ended December 31, 2002, and the estimated amortization for future years ended December 31 is as follows (in thousands):

2003	$ 520
2004	471
2005	453
2006	157
2007	51
Total	$1,652

The change in the carrying amount of goodwill for the year ended December 31, 2002 is as follows (in thousands):

Balance as of January 1, 2002	$ 34,263
Goodwill acquired during the year	88,614
Balance as of December 31, 2002	$ 122,877

All of the Company's goodwill as of December 31,2002 is related to the Specialty Pharmacy Services segment. Approximately $20.5 million of the Company's December 31, 2002 goodwill is deductible for tax purposes on a straight line basis over 15 years.

NOTE E - GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The following table sets forth the pro forma net income (loss) and earnings per share for the current and corresponding prior years as if SFAS No. 142 had been adopted in the prior years (in thousands, except per share data):

	2002	2001	2000
Reported net income (loss)	$14,645	$(22,205)	$ (128)
Add back: Goodwill amortization	-	1,715	-
Adjusted net income (loss)	14,645	(20,490)	(128)
Basic earnings per share:			
Reported net income (loss)	$ 1.30	(3.09)	$ (0.01)
Goodwill amortization	-	0.24	-
Adjusted net income (loss)	$ 1.30	(2.85)	$ (0.01)
Diluted earnings per share:			
Reported net income (loss)	$ 1.20	(3.09)	$ (0.01)
Goodwill amortization	-	0.24	-
Adjusted net income (loss)	$ 1.20	(2.85)	$ (0.01)
Weighted shares, basis	11,280	7,193	8,780
Weighted shares, diluted	12,207	7,193	8,780

As certain of the Company's acquisitions were accounted for as stock purchases, goodwill amortization related to those acquisitions is not tax deductible.

NOTE F - PROPERTY AND EQUIPMENT

A summary of property and equipment and related accumulated depreciation and amortization as of December 31 follows (in thousands):

	2002	2001
Property and equipment	$ 10,124	$ 9,149
Leasehold improvements	2,685	2,660
Total	12,809	11,809
Less accumulated depreciation and amortization	9,525	8,014
	$ 3,284	$ 3,795

NOTE G - ACCRUED EXPENSES

As summary of accrued expenses as of December 31 follows (in thousands):

	2002	2001
Incentive compensation and benefits	$ 3,230	$ 753
Reserve for shareholder lawsuit settlement	-	6,500
Other	8,349	7,433
	$ 11,579	$ 14,686

NOTE H - LEASES

The Company has entered into several non-cancelable operating leases for the rental of certain office space expiring in various years through 2006. Additionally, through the Specialty Pharmacy Services business unit, the Company leases office, pharmacy and warehouse space in various states. The principal lease for office space provides for monthly rent of approximately $60,000. As these leases expire, it can be expected that in the normal course of business, they will be renewed or replaced. In addition, certain lease agreements contain renewal options and rent escalation clauses. The following is a schedule of future property and other lease payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2002 (in thousands):

2003	$ 1,680
2004	1,550
2005	882
2006	622
2007	459
Thereafter	262
Total	$ 5,455

Rent expense for all operating leases was approximately $1 million, $.9 million and $1.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE I – LONG-TERM LIABILITIES

Long-term liabilities consisted of $16.5 million due to the DOJ as of December 31, 2001. The Company was required to pay $9.0 million in March 2002 with a $7.5 million promissory note for the remaining balance (see below). Included in long-term liabilities is the following long-term debt as of December 31 (in thousands):

	2002	2001
Term loan facility	$ 10,000	$ -
Revolving loan facility	3,368	-
Note Payable – DOJ Settlement	6,060	7,500
Convertible note used in purchase of Apex	3,750	-
Convertible note used in purchase of Infinity	6,000	-
Convertible note used in purchase of Home Care	3,000	-
	32,178	7,500
Less amounts due within one year	6,102	1,500
Total	$ 26,076	$ 6,000

NOTE I – LONG-TERM LIABILITIES (continued)

In January 2002, the Company entered into a $25 million revolving credit agreement with Healthcare Business Credit Corporation ("HBCC") which expires in May, 2006, and in May 2002, the Company amended and restated the agreement to add a $10 million term loan facility. The revolving credit facility bears interest at varying rates based upon prime rate or Libor plus a varying margin, dependent upon the Company's debt service coverage ratio as defined in the agreement. The use of prime rate or Libor in determining the applicable interest rate is at the Company's discretion. As of December 31, 2002, the Libor based effective interest rate on this revolving credit was 5.13 percent. The term loan facility bears interest at a varying rate of prime plus 2.5 percent. As of December 31, 2002, the interest rate on this facility was 6.5 percent. The term loan amortizes in monthly installments of approximately $.2 million beginning in January of 2003 and ending in May 2006. The amended and restated agreement includes financial covenants which, among other things, requires the Company to maintain certain debt service coverage ratios. In addition, there are significant fees in the event of early termination of either of the facilities. The revolving credit facility is secured by substantially all of the Company's accounts receivable, and the term loan facility is secured by the stock of Apex.

In December 2001, the Company entered into a settlement agreement with DOJ related to whistleblower actions brought against the Company. The settlement agreement called for payments to be made to DOJ totaling $16.5 million, with an initial payment of $9 million and the $7.5 million balance paid over four years, payable in 12 quarterly installments of $.5 million, followed by four quarterly installments of $.4 million, all bearing interest at a rate of six percent per annum. The final installment under this agreement is due in February 2006.

On February 28, 2002, in connection with the purchase of Apex, the Company entered into a $5 million contingent promissory note that bore interest at the rate of 4.4 percent per annum and matures on February 28, 2007. This note was contingent upon Apex meeting certain operating targets. The Company and the former shareholders of Apex amended and restated the promissory note on May 30, 2002 to change the terms relating to the business performance criteria, add a convertible feature and ultimately adjust the principal amount of the promissory note to $3.7 million. The amended and restated promissory note is convertible at a share price of $20.10 into a maximum of 184,080 shares of the Company's common stock.

On June 28, 2002, in connection with the purchase of Infinity, the Company entered into $6 million in convertible promissory notes, which bear interest at a rate of three percent per annum, mature on June 28, 2007, and are convertible at a price per share of $16.08 into an aggregate of 373,111 shares of the Company's common stock.

On October 23, 2002, in connection with the purchase of Home Care, the Company entered into a $3 million convertible note which bears interest at a rate of three percent per annum, matures on October 23, 2005 and is convertible at a price per share of $16.00 into an aggregate of 187,500 shares of the Company's common stock.

Principal maturities of long-term liabilities are as follows at December 31 (in thousands):

2003	$ 6,102
2004	5,709
2005	5,336
2006	5,845
2007	9,186
Total	$ 32,178

NOTE J - STOCKHOLDERS' EQUITY

Director Share Purchase Program. The Company maintains a Director Share Purchase Program (the "Program") to encourage ownership of its common stock by its directors. Under the Program, each non-employee director can elect to forego receipt of cash payments for director's annual retainer and meeting fees and, in lieu thereof, receive shares of common stock at market value equal to the cash payment. The Program authorized the issuance of up to 120,000 shares of the Company's common stock at market value. At December 31, 2002 and 2001, 118,406 shares of common stock were reserved for future issuance under the Program.

Stock Repurchase Plans. Since February 1999, the Company has announced stock repurchase plans authorizing repurchases of 7.5 million shares. As of December 31, 2002, a total of 5,777,125 shares had been repurchased at a cost of $50,799,000. No shares were repurchased in 2002.

Restricted Stock Awards Plans. During 1999, the Company implemented a Restricted Stock Award Plan ("the Plan") for certain key executives. The total shares to be granted under the Plan are 73,000 shares at a price of $5.41 per share. The shares vest over a three-year period. During 2002, 2001 and 2000, zero, 25,000 and 17,222 shares were executed under the Plan, respectively.

Rights Plan. On October 25, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right per share for each outstanding share of common stock of the Company. The dividend was paid on November 6, 1995 to shareholders of record on that date. Under certain circumstances, each right may be exercised to purchase one-one hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01, of the Company for $65. The rights, which are redeemable by the Company at $.01 per right, expire in November 2005. The purchase right issued under the Company's Rights Agreement dated October 22, 1995 provides the holder in the event of (i) the acquisition of 15 percent or more of the Company's outstanding common stock by an Acquiring Person (as defined in the Rights Agreement), (ii) the commencement of a tender offer or exchange offer which results in a person or group owning 15 percent or more of the Company's common stock, to exercise each right (other than rights held by an Acquiring Person) to purchase common stock of the Company or a successor company with a market value of twice the $65 exercise price.

NOTE K - STOCK BASED COMPENSATION PLANS

The Company has stock option plans which provide for the granting of non-qualified, incentive options, or restricted stock awards to employees, directors, consultants and advisors. The plans authorize granting of up to 8,394,595 shares of the Company's common stock at the market value at the date of such grants. All options are exercisable at times as determined by the Board of Directors, not to exceed ten years after the grant date.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 and has been determined as if the Company has accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions at December 31, 2002, 2001 and 2000, respectively: risk-free interest rate of 1.32 percent, 1.8 percent and 5.43 percent; no dividend yields; volatility factor of the expected market price of the Company's common stock of 71.8 percent, 69.1 percent and 70.2 percent; and a weighted-average expected life of the options of four years.

NOTE K - STOCK BASED COMPENSATION PLANS (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The Company's pro forma information as of December 31 is as follows (in thousands, except per share data):

		2002	2001	2000
Net income (loss):	As reported	$ 14,645	$(22,205)	$ (128)
	Pro forma	11,156	(24,900)	(2,465)
Basic EPS:	As reported	$ 1.30	$ (3.09)	$ (.01)
	Pro forma	.99	(3.46)	(.28)
Diluted EPS:	As reported	$ 1.20	$ (3.09)	$ (.01)
	Pro forma	.91	(3.46)	(.28)

A summary of the Company's stock option activity and related information for the years ended December 31 is as follows:

	2002 Weighted Average		2001 Weighted Average		2000 Weighted Average	
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding at beginning of year	3,738,089	$ 11.13	3,460,220	$ 17.57	1,678,548	$ 24.58
Granted	2,298,600	14.76	1,278,409	7.88	2,387,311	5.56
Exercised	(1,139,348)	6.32	(500,282)	5.82	(10,432)	3.67
Cancelled	(1,442,378)	17.40	(500,258)	10.27	(595,207)	10.44
Outstanding at end of year	3,454,963	12.51	3,738,089	11.13	3,460,220	17.57
Exercisable at end of year	968,697	10.45	1,522,645	10.72	1,144,934	13.76
Weighted average fair value of options Granted		$ 7.98		$ 4.23		$ 3.16

NOTE K - STOCK BASED COMPENSATION PLANS (continued)

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Prices	Options Outstanding: Shares	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Shares	Options Exercisable: Weighted Average Exercise Price
$ 3.50 - $ 5.25	2,230	3.53 years	$ 4.21	2,230	$ 4.21
$ 5.25 - $ 7.88	985,287	7.79 years	5.65	574,405	5.64
$ 7.88 - $11.82	433,925	9.08 years	9.46	99,741	9.01
$11.82 - $17.73	1,689,609	9.38 years	14.80	140,909	13.66
$17.73 - $26.60	203,912	7.20 years	20.93	71,412	23.50
$26.60 - $32.00	140,000	5.10 years	30.16	80,000	29.63
	3,454,963	8.59 years		968,697	

At December 31, 2002, 1,934,979 shares of common stock were reserved for future issuance, excluding shares reserved for options outstanding.

NOTE L - INCOME TAXES

Significant components of the Company's net deferred tax assets for the years ended December 31 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Bad debt reserve	$ 1,152	$ 1,367
Acquired bad debt reserve	1,276	443
Affiliate net operating loss carry forward	691	691
Other reserves and accruals	-	182
Shareholder lawsuit	-	2,535
Book over tax depreciation	418	1,047
Accrued expenses	102	-
Total deferred tax assets	3,639	6,265
Deferred tax liabilities:		
State tax	(364)	-
Intangible assets amortization	(71)	-
Total deferred tax liabilities	(435)	-
Net deferred tax assets	$ 3,204	$ 6,265

NOTE L - INCOME TAXES (continued)

Total net long-term deferred tax assets of $247,000 are included in other assets in the accompanying December 31, 2002 balance sheet.

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2002	2001	2000
Current:			
Federal	$ 4,801	$ 224	$ 378
State	1,084	57	71
Deferred:			
Federal	3,160	(2,583)	(451)
State	637	(171)	(84)
Total income tax provision (benefit)	$ 9,682	$ (2,473)	$ (86)

A reconciliation of income tax computed at the U.S. Federal statutory tax rate to income tax (benefit) expense for the years ended December 31 is as follows:

	2002	2001	2000
Federal statutory tax rate	35.0%	(35.0%)	(35.0%)
State income taxes net of Federal tax benefit	4.6%	(0.3%)	(4.0%)
Non deductible Department of Justice settlement costs	-	23.4%	-
Non deductible amortization	.1%	2.2%	-
Other	.1%	(0.3%)	(1.2%)
Effective tax rate	39.8%	(10.0%)	(40.2%)

CURATIVE HEALTH SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

NOTE M - SEGMENT INFORMATION

The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operated under one segment prior to the acquisition of eBioCare in March 2001. Effective April 2001, the Company has two reportable segments: Specialty Pharmacy Services and Specialty Healthcare Services. In its Specialty Pharmacy Services, the Company contracts with insurance companies and other payors to provide direct to patient distribution of biopharmaceutical and pharmaceutical products. In its Specialty Healthcare Services, the Company contracts with hospitals to manage outpatient Wound Care Centers. The Company evaluates segment performance based on income (loss) from operations. The accounting policies of the reportable segments are the same as those described in the significant accounting policies footnote. Intercompany transactions are eliminated to arrive at consolidated totals.

The following table presents the results of operations and total assets of the reportable segments of the Company at and for the years ended December 31, 2002 and 2001 (in thousands):

	At and for the Year Ended December 31, 2002			
	Specialty Healthcare	Specialty Pharmacy	Eliminating Entries	Total
Revenues	$ 34,679	$ 104,550	$ -	$ 139,229
Income from operations	$ 8,081	$ 15,450	$ -	$ 23,531
Total assets	$ 21,697	$ 149,114	$ 15,633	$ 186,444

	At and for the Year Ended December 31, 2001			
	Specialty Healthcare	Specialty Pharmacy	Eliminating Entries	Total
Revenues	$ 46,534	$ 35,104	$ -	$ 81,638
(Loss) income from operations	$ (27,581)	$ 2,087	$ -	$(25,494)
Total assets	$ 39,932	$ 46,343	$ (9,836)	$ 76,439

NOTE N - LEGAL PROCEEDINGS

In the normal course of its business, the Company may be involved in lawsuits, claims, audits and investigations, including any arising out of services or products provided by or to the Company's operations, personal injury claims and employment disputes, the outcome of which, in the opinion of management, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE O - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands):

	2002	2001	2000
Denominator:			
Denominator for basic earnings per share, weighted average shares	11,280	7,193	8,780
Effect of dilutive employee stock options (a)	927	-	-
Denominator:			
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	12,207	7,193	8,780

(a) Potentially dilutive employee and director stock options that have been excluded from this amount because they are anti-dilutive amounted to approximately 2,528,000, 3,738,000 and 3,460,000 in 2002, 2001 and 2000, respectively.

The numerator for basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 is the net income (loss) for the year.

NOTE P - EMPLOYEE BENEFITS

The Company maintains a qualified Employee Savings Plan (the "Plan") for eligible employees under Section 401(k) of the Internal Revenue Code. The Plan provides for voluntary employee contributions through salary reductions and employer contributions at the discretion of the Company. The Company currently has authorized employer contributions of 25 percent of employees' contribution up to one percent of the employees' compensation. The Company's contribution match was $.1 million in 2002 and 2001 and $.5 million in 2000.

NOTE Q - RELATED PARTY TRANSACTIONS

During 2002 and 2001, the Company advanced approximately $1.9 million and $.5 million, respectively, to certain officers and directors of the Company. The Company received promissory notes payable with maturity dates ranging from February 19, 2004 to March 1, 2005 for such advances, which bear interest at an annual rate of 2.46 percent payable on the maturity date. At December 31, 2002 and 2001, principal amounts outstanding under these promissory notes are included in notes receivable - stockholders in the accompanying consolidated balance sheets.

NOTE R - SUBSEQUENT EVENTS

On February 3, 2003, the Company acquired MedCare, Inc. ("MedCare"), a specialty pharmacy with locations in Alabama, Mississippi, West Virginia and Florida. MedCare's primary product line is Synagis®, for the prevention of respiratory syncytial virus, while other product lines include growth hormone and hemophilia clotting factor. The purchase price for MedCare was $6.6 million which was paid in cash, in part by cash on hand and in part by borrowing from the Company's line of credit.

On March 20, 2002 the Company entered into a Stipulation of Settlement (the "Settlement") with the former shareholders of eBioCare related to the Company's indemnification claims against the former shareholders for breach of certain representations and warranties made by such former shareholders. Under the Settlement the Company will receive proceeds of approximately $1.3 million, which will be recorded as a reduction to purchase price and goodwill.

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SCHEDULE II

CURATIVE HEALTH SERVICES, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions			
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2002:					
Allowance for doubtful accounts	$3,504,000	$1,044,000	$ -	$1,594,000 (1)	$2,954,000
Year ended December 31, 2001:					
Allowance for doubtful accounts	$2,046,000	$2,371,000	$ -	$ 913,000 (1)	$3,504,000
Year ended December 31, 2000:					
Allowance for doubtful accounts	$2,276,000	$2,189,000	$ -	$2,419,000 (1)	$2,046,000

(1) Accounts written off.

INDEX TO EXHIBITS

Exhibit No.	Description	Ref. No.
3.1	Articles of Incorporation of the Company	(1)
3.2	Bylaws of the Company	(1)
4.0	Rights Agreement, dated as of October 25, 1995 between Curative Technologies, Inc. and Bank Minnesota, National Association, as Rights Agent	(4)
4.1	Stock Purchase Agreement, dated July 6, 1989, among the Company and certain investors named therein	(1) (Ex. 4.2)
10.2	Contractual Agreement for Wound Healing Product effective as of January 1, 1988, between the Company and the University of Minnesota Hospital and Clinic	(1) (Ex. 10.17)
10.3	Form of Wound Care Center® Contract	(9)
10.4	Lease Agreement dated June 30, 1997, and amended Lease Agreement dated November 13, 1997, between New York Life Insurance Company and the Company	(9)
10.5	Employment Agreement, dated as of September 1, 1997 between John C. Prior and the Company	(6)**
10.6	1991 Stock Option Plan	(1) (Ex. 10.27)**
10.7	Amendment No. 4 to the 1991 Stock Option Plan	(9)**
10.9	Curative Health Services, Inc., Director Share Purchase Program	(2)**
10.11	Curative Health Services, Inc. Employee 401(k) Savings Plan, as amended and restated	(3)**
10.19	Curative Technologies, Inc. Non-Employee Director Stock Option Plan	(5)
10.19.1	Amendment No. 1 to Curative Technologies, Inc. Non-Employee Director Stock Option Plan	(7) (Ex. 10.19)
10.19.2	Amendment to the Non-Employee Director Stock Option Plan	(11)
10.21	Amended Employment Agreement dated December 17, 1997 between William Tella and the Company	(8)**
10.22	Development and Licensing Agreement dated May 19, 1998 between Accordant Health Services, Inc. and the Company	(9)

INDEX TO EXHIBITS

Exhibit No.	Description	Ref. No.
10.23	Stock Purchase Agreement dated May 1998, among Accordant Health Services, Inc, the Company and certain investor named herein	(9)
10.24	Curative Health Services, Inc. 2000 Stock Option Plan	(14)
10.25	Asset Purchase Agreement among Cytomedix, Inc., Cytomedix, N.V., CHS Services, Inc. and Curative Health Services, Inc. dated as of October 12, 2000.	(10)
10.28	Form of Restricted Stock Award Agreement	(12)
10.29	Non-Employee Director Severance Plan	(13)
10.30	Stock Purchase Agreement dated March 19, 2001, among Curative Health Services, Inc. and certain stockholders of eBioCare.com	(15)
10.31	Form of Stockholder Purchase Agreement, between Curative Health Services, Inc. and all other stockholders of eBioCare.com	(16)
10.32	Form of Option/Warrant Repurchase and Surrender Agreement between eBioCare.com and the holders of options and warrants to purchase common Stock of eBioCare.com	(17)
10.33	Employment Agreement dated as of June 25, 2001 between Nancy Lanis and the Company	(18)
10.34	Employment Agreement dated as of September 17, 2001 between Gary Blackford and the Company	(19)
10.37	Curative Health Services, Inc. 2001 Broad-Based Stock Incentive Plan	(20)
10.38	Curative Health Services, Inc. Non-Qualified Stock Option Agreement	(20)
10.39	Purchase Agreement, dated as of June 10, 2002, by and among Curative Health Services, Inc., Infinity Infusion, LLC and Infinity Infusion II, LLC, and IIC GP, LLC, Azar I. Delpassand, Dr. Ebrahim Delpassand, Tara Imani, Maryam Panahi and Yassamin Norouzian	(21)
10.40	Amendment No. 1 to Purchase Agreement dated as of June 28, 2002, by and among Curative Health Services, Inc., Infinity Infusion, LLC and Infinity Infusion II, LLC and Bijan Imani, as Sellers' Representative on behalf of the Sellers	(22)
10.41	Amended and Restated Loan and Security Agreement by and among Curative Health Services, Inc., eBioCare.com, Inc., Hemophilia Access, Inc., Apex Therapeutic Care, Inc. and Healthcare Business Credit Corporation, dated as of May 17, 2002	(23)

INDEX TO EXHIBITS

Exhibit No.	Description	Ref. No.
10.42	Employment agreement dated as of July 24, 2002 between Joseph Feshbach and the Company	(24) **
10.43	Employment agreement dated as of March 13, 2002 between Thomas Axmacher and the Company	(25) **
10.44	Stock Purchase Agreement by and among Curative Health Services, Inc. and the stockholders of Apex Therapeutic Care, Inc., dated as of January 27, 2002	(26)
10.45	Registration Rights and Lock-Up Agreement, dated as of February 28, 2002, by and among Curative Health Services, Inc. and the stockholders of Apex Therapeutic Care, Inc.	*
10.46	Amendment No. 1 to the Registration Rights and Lock-Up Agreement, dated as of February 27, 2003, by and between Curative Health Services, Inc. and Jon M. Tamiyasu, in his capacity as the Stockholders' Representative under the Registration Rights and Lock-Up Agreement, dated as of February 28, 2002, by and among Curative Health Services, Inc. and the shareholders of Apex Therapeutic Care, Inc.	*
10.47	Kerlin Agreement, dated February 28, 2002, by and among Curative Health Services, Inc., Kerlin Capital Group, LLC, William K. Doyle and Cheryl S. Doyle as Trustees of the William K. Doyle and Cheryl S. Doyle Family Trust dated July 15, 1991, and Timothy J. Fahringer (the "Kerlin Parties") and the stockholders of Apex Therapeutic Care, Inc.	*
10.48	Amendment No. 1 to the Kerlin Agreement, dated as of February 27, 2003, by and among Curative Health Services, Inc., Jon M. Tamiyasu, in his capacity as the Stockholders' Representative under the Stock Purchase Agreement, dated as of January 27, 2002, by and among Curative and the shareholders of Apex Therapeutic Care, Inc. and the Kerlin Parties	*
10.49	Form of Amendment to Executive Employment Agreements with John C. Prior, William C. Tella and Nancy F. Lanis	*
21	Subsidiaries of the Registrant	*
23	Consent of Ernst & Young LLP	*
24	Power of Attorney (included signature page)	*
99.1	Cautionary Statements	*

INDEX TO EXHIBITS

Exhibit No.	Description	Ref. No.
99.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
99.3	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

The Company has excluded from the exhibits filed with this report instruments defining the rights of holders of long-term convertible debt of the Company where the total amount of the securities authorized under such instruments does not exceed 10 percent of its total assets. The Company hereby agrees to furnish a copy of any of these instruments to the SEC upon request.

* Filed herewith.

** Required to be filed pursuant to Item 601(b) (10) (ii) (A) or (iii) of Regulation S-K.

(1) Incorporated by reference to similarly numbered exhibit to the Company's Current Report on Form 8-K dated May 30, 1996.

(2) Incorporated by reference to the Company's Registration Statement on Form S-8 (filed July 7, 1993, No. 33-65710).

(3) Incorporated by reference to the Company's Registration Statement on Form S-8 (filed October 13, 1994, No. 33-85188).

(4) Incorporated by reference to similarly numbered exhibit to the Company's Current Report on Form 8-K dated November 6, 1995.

(5) Incorporated by reference to Exhibit 10.25.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1996.

(6) Incorporated by reference to similarly numbered exhibit to the Company's Annual Report and Form 10-K filed for the year ended December 31, 1997.

(7) Incorporated by reference to similarly numbered exhibit (unless otherwise indicated) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(8) Incorporated by reference to Exhibit 10.45.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 3, 1998.

(9) Incorporated by reference to similarly numbered exhibit to the Company's Annual Report on Form 10-K filed for the year ended December 31, 1998.

(10) Incorporated by reference to similarly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(11) Incorporated by reference to similarly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(12) Incorporated by reference to Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(13) Incorporated by reference to Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(14) Incorporated by reference to similarly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(15) Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed April 13, 2001.

(16) Incorporated by reference to Exhibit 2.2 to the Company's Current Report Form 8-K filed April 13, 2001.

(17) Incorporated by reference to Exhibit 2.3 to the Company's Current Report Form 8-K filed April 13, 2001.

(18) Incorporated by reference to similarly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(19) Incorporated by reference to similarly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(20) Incorporated by reference to similarly numbered exhibit to the Company's Annual Report on Form 10-K filed for the year ended December 31, 2001.

(21) Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated June 11, 2002.

(22) Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated July 2, 2002.

(23) Incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated June 11, 2002.

(24) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated November 14, 2002.

(25) Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated November 14, 2002.

(26) Incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated March 11, 2002.

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SPECIALTY PHARMACY • SPECIALTY HEALTHCARE

CURATIVE
HEALTH SERVICES